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05008662

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Public Power Corp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34707 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/7/05

82-34707

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT 2004

ARIS
12-31-04

JUNE 2005

PUBLIC POWER CORPORATION S.A.

ANNUAL REPORT 2004

June 2005

PPC S.A.

TECHNICAL DATA 2004

- 12,224 MW capacity
- 52,5 TWh in 2004 (generated 96% of total electricity in Greece)
- Second largest lignite producer in the EU (69,9 million tons in 2004)
- 11,300 km of transmission lines in the interconnected system – Four interconnectors with neighbouring countries and two under development
- 203,600 km of distribution lines
- 6.97 million retail customers and 8,200 medium- and high-voltage customers
- 278 customer service offices

FINANCIAL DATA 2004
(According to IFRS)

- Total Assets: € 11.2 billion
- Equity: € 4.2 billion
- Revenues: € 4.1 billion
- EBITDA: € 1,210 million
- Profit before Tax: € 502 million
- Market Capitalisation (31.12.2004): € 4.8 billion
- 28,019 Employees

PPC S.A.

- Financially strong with dynamic growth prospects
- Listed on the Athens and London Stock Exchanges
- Société Anonyme, vertically-integrated electric utility company
- Leading position in the Greek electricity market, facing limited competition
- Enjoys a low cost competitive advantage due to the use of lignite for electricity production
- Generates and distributes electricity throughout Greece to households and industrial premises
- Implements successfully its business plan and instils a commercial culture
- Improves quality of customer service by continually upgrading its services
- Consistently Implementing environmental friendly policies
- Adopts advanced technologies
- Interconnects with other European energy markets
- Expands in diverse markets, such as telecommunications (Tellas)
- Ever since becoming an S.A., PPC enjoys solid financial results and a very good share price performance on the Athens Exchange
- Maximises stakeholders value

SELECTED FINANCIAL AND OPERATING DATA

The following table shows selected consolidated financial data, which are in accordance with IFRS, for the two years ended 31st December:

	Year ended 31st December, (euro thousands)	
	2003	**2004**
Revenues	3,897,519	4,095,013
EBITDA	1,138,328	1,210,058
Profit before tax	475,250	502,271
Profit (loss) after tax	304,628	293,126
Total assets	10,459,418	11,216,125
Equity	3,483,754	4,225,409
Total liabilities	6,975,664	6,990,716

	Year ended 31st December	
	2003	**2004**
Earnings (loss) per share	1.31	1.26
Weighted average number of shares	232,000,000	232,000,000

TABLE OF CONTENTS

1 THE MARKET FOR OUR SHARES

Our shares are listed on the Athens Exchange (ATHEX) since 12th December 2001. Our shares are included in the ATHEX Composite Index, the FTSE/ATHEX-20, the FTSE/ATHEX-140 and the MSCI Greece indices.

The table below sets forth, for the period 2.1.2004-31.3.2005, the closing prices of our shares on the ATHEX, as well as the total monthly turnover in volume and value:

Date	Closing Price (in €)	ATHEX Composite Index (in units)	Monthly Turnover Volume (number of shares)	Monthly Turnover Value (in €)
30/1/2004	20,26	2.432,58	9.592.983,00	192.872.726,00
27/2/2004	21,6	2.451,50	9.673.280,00	205.622.803,00
31/3/2004	20,6	2.370,65	7.686.596,00	161.018.425,00
30/4/2004	21,16	2.517,62	7.867.854,00	168.590.694,00
28/5/2004	20,46	2.423,72	9.577.462,00	192.900.911,00
30/6/2004	19,6	2.349,16	10.292.303,00	204.278.725,00
30/7/2004	18,88	2.319,30	9.196.442,00	175.016.173,00
31/8/2004	19,74	2.314,26	6.376.340,00	121.930.855,00
30/9/2004	19,96	2.328,24	6.356.609,00	126.108.363,00
29/10/2004	19,46	2.489,19	6.634.021,00	131.421.418,00
30/11/2004	20,48	2.654,81	11.932.669,00	235.731.773,00
31/12/2004	20,6	2.786,18	10.059.122,00	205.416.451,00
31/1/2005	22,38	2.919,93	9.375.639,00	205.527.390,00
28/2/2005	23,38	3.145,16	12.616.505,00	290.079.725,00
31/3/2005	22,24	2.854,91	6.653.783,00	151.716.990,00

The chart below shows PPC's share price performance against the performance of the ATHEX Composite Index for the period 2.1.2004 -31.3.2005:


PPC SHARE PRICE INDEX VS ATHEX INDEX
150
100
50
1/04
2/04
3/04
4/04
5/04
6/04
7/04
8/04
9/04
10/04
11/04
12/04
1/05
2/05
3/05
PPC
ATHEX index

The following chart shows the price performance and the volume of turnover of PPC's stock for the period 2.1.2004 -31.3.2005:


PPC Share price performance and trading volume
Trading volume in shares
1.000.000
900.000
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
0
Share price in €
24
20
16
12
1/04
2/04
3/04
5/04
6/04
8/04
9/04
11/04
12/04
1/05
3/05
Trading volume
PPC Share Price

2 COMPANY INFORMATION

2.1 General Information

We are the largest electricity generator in Greece. We were established in 1950 and we were incorporated as a Société Anonyme on 1st January 2001, under the Liberalisation Law (2773/1999). Until January 2001 we were wholly owned by the Hellenic Republic.

We have our corporate seat in the Municipality of Athens, Greece. Our executive offices are at 30 Chalkokondyli Street, 104 32 Athens, Greece.

In December 2001, following an increase of share capital and an offering of existing shares held by the Hellenic Republic, PPC's shares were listed on the Athens Exchange. In parallel, GDRs were admitted to London Stock Exchange. The Hellenic Republic further reduced its stake in PPC through secondary offerings In December 2002 and October 2003 and now holds 51.12% of our company's share capital.

In 2001, the Company, as part of our transformation into a commercial entity capable of competing in a liberalized market, we adopted an organizational structure, which more closely reflects our core business operations. Each business unit is now responsible for controlling its own costs and achieving its own operating targets, with the General Manager of each business unit reporting directly to our Chief Executive Officer. The reorganization of the business units has been completed. It aims at separating the responsibilities among the units as well as ameliorating the performance of each business unit.

2.2 Overview of our activities

We are Greece's largest electricity generator, the sole owner of transmission assets and currently the sole distributor of electricity in the country, providing electricity to approximately 7 million customers as at 31st December 2004. As of February 2001 with the liberalization of the electricity market (Law 2773/1999), the responsibility for the transmission of electricity was transferred to the Hellenic Transmission System Operator S.A. ("HTSO") a Societé Anonyme established for that purpose, while the electricity market (production, transmission and distribution) is regulated by the RAE which is an independent authority. During 2004, we generated approximately 96% of the 54.8 TWh of electricity produced in Greece.

We are among the largest industrial enterprises in Greece in terms of assets, which amounted to €9,717 million for the year ended 31/12/2004. We achieved total sales of €4,095 million and EBITDA of €1,210 million. As at 31st December 2004, we had an installed generating capacity of 12,224 MW.

The following table shows selected operating data for our electricity operations for the three years ended 31st December 2002, 2003 and 2004:

Year ended 31st December	2002	2003	2004
Installed Capacity (MW)	11,739	12,138	12,224
Net Production (TWh)(1)	48.9	52.2	52.5
Electricity sold to end customers (TWh) (2)	46.6	50.6	52.0
Customers year end in millions	6.7	6.8	7.0
Number of employees	28,795	28,100	28,019
Customers served per employee	234	243	249
Electricity sold per employee (MWh)	1,638	1,511	1,857

(1) Net production equals gross production of electricity less internal consumption of electricity in the generating process.

(2) Excluding sales to our mines and exports.

We believe that the expected increase in electricity demand in Greece will result in a need to increase installed generation capacity.

Most of the country's electricity is generated in power stations in Northern Greece, in close proximity to the majority of our lignite mines, which is our primary fuel source. However the main electricity consumption centers are located in Central and Southern Greece, which require approximately 65-70% of the electricity generated.

Some of the islands, in close proximity to the mainland, such as the Ionian islands and certain Aegean islands, are connected to the mainland transmission system through submerged cables ("the interconnected system"). The remaining islands, which are referred to as "the autonomous islands", are served by autonomous generating power stations - principally oil-fired - but also included are some wind-powered facilities. Most of the power stations on the autonomous islands are small, reflecting the populations they serve, although our stations on Crete and Rhodes are considered large stations.

2.2.1 Mining

The basic targets of the Mining Business Unit is:

- The formation and implementation of strategic development and exploitation of the mines for the full extraction of the lignite resources and
- The safe and reliable supply of lignite to the stations at the lowest possible cost.

The Mining Business Unit is responsible for extracting lignite from our lignite mines in Greece to provide fuel for PPC's lignite-fired power stations, and for the exploration and development of new sites. We are the second-largest lignite producer in the European Union and the fifth largest in the world. We mined all of the approximately 69.89 million tons used by our lignite-fired power stations during the year ended 31st December 2004.

We have the right under concessions granted by the Hellenic Republic to exploit approximately 60.5% of the exploitable lignite reserves in Greece, although we can increase that to approximately 94% of the exploitable reserves, if the Hellenic Republic grants us the rights to exploit reserves for which we currently hold exclusive exploration rights. We own the land on which our mines are located. We acquired this land of 205.522 thousand sq. meters, mainly through expropriation from private owners and, to a lesser extent, through concessions from the Hellenic Republic.

We operate five open-cast lignite mines in the Western Macedonia region of Northern Greece and in the Peloponnese region in Southern Greece. Our four mines in Western Macedonia - Main Field, South Field, Kardia Field and Aminteon Field (incorporating our Florina mines) – comprise the Lignite Center of Western Macedonia and produced approximately 55.45 million tons of lignite during the year ended 31st December 2004. Our mining complex in the Peloponnese region, the Lignite Center of Megalopolis, produced approximately 14.44 million tons during the same period.

All of our lignite-fired power stations are located close to our mines, allowing lignite to be transported directly from the mine to the power station, mainly by conveyor belts. Lignite from Western Macedonia is used to supply the generating power stations, which are located within a radius of 12 km of the mines, with a total installed capacity of 4,438MW as of 31st December 2004. Lignite from Megalopolis is used to supply power stations with units located within two kilometers from the mines, with a total installed capacity of 850 MW. The energy produced from lignite comprises 67.4% of the total energy that is produced by PPC in the interconnected system.

The following map sets out the exploitable lignite deposits in Greece for which PPC has exclusive rights of research and exploitation:


MAP
OF EXPLOITABLE LIGNITE
DEPOSITS
NORTHERN GREECE
Western Macedonia (58.7%)
Deposits
1,876 million tons
Drama (28.2%)
Deposits 900 million tons
Elassona (5.3%)
Deposits 169 million tons
Megalopolis (7.8%)
Deposits
251 million tons
Lignite deposits for which PPC has the exclusive right of:
Exploitation
Research

Key milestones of the Mining Business Unit for the year ended December 31st 2004:

- **Total Extractions of the mines** well exceeded the level-barrier of 300 mil. m^3, and reached 334.2 mil. m^3 which is the highest extraction level reached since the start of operations. Total extractions in 2004 increased by 23.7% in relation to 2003 and 22.5% in relation to 2000. This high level of total extractions creates positive prospects for the future development of the mines.
- **The productivity of the mines** reached the level of 12,500 tons per person in 2004 and increased by 3.3% compared to 2003 and by 19.5% compared to 2000. The mine productivity reached the level of 162.2 m^3 per 8-hour shift in 2004 and increased by 15.12% compared to 2003 and by 7.35% compared to 2000.
- **Construction of the mine in Mavropigi:** The second phase of tunnelling of the mine was completed. Total investment will amount to €132 million. This new mine will supply Ptolemaida station for the next 25 years.
- **Expansion of the Mine in Kardia:** In 2004 the tender for several projects concerning the expansion of the mine was held and some of them are in progress.
- **The accident ratio** of PPC mines continued to decrease during 2004. More specifically, the occurrence ratio is 25% below the corresponding levels of the other European Union countries.

2.2.2 Generation

As at 31st December 2004, generation facilities in the interconnected system comprised of eight lignite-fired power stations, two oil-fired power stations, of which the Lavrio power station near Athens had two Combined Cycle Gas Turbines ("CCGT") units, one natural gas-fired power station at Agios Georgios in Keratsini, one CCGT power station at Komotini (operation started in 2002), and 18 hydroelectric stations

In addition, in Crete there are three oil-fired power stations, two hydroelectric stations and two wind parks in operation. At the Chania station two fuel-oil fired units and one steam powered unit operate in an interconnected system. In Rhodes, PPC has installed one oil-fired station. Finally, in the autonomous islands, there are 13 independent and 17 local oil-fired stations, 13 wind parks and 5 photovoltaic stations (with capacity of over 20kwp each).

Besides the above, there are 5 local oil-fired stations (1 in the interconnected system and 4 in the autonomous islands) remaining dormant.

As of 31st December 2004, the total installed generating capacity of our 95 stations (interconnected and autonomous) was 12,224 MW. Of this, 10,686 MW is the capacity of the power stations linked to the interconnected system supplying power to mainland Greece and the interconnected islands.

The following map shows the location of our power stations:

GEOGRAPHICAL DISTRIBUTION OF POWER STATIONS



Combined Cycle Power Plant
Western Macedonia
Hydroelectric Power Stations
Autonomous power system of the islands
Attica
2 Power stations 1547 MW
Rhodes
1 Power Station 206 MW
Crete
3 Power Stations 730 MW
2 Power Stations of Renewable
Energy Sources 17 MW
Thermoelectric Power Stations
Hydroelectric Power Stations

The following table sets out details of our total installed capacity and our net electricity production by primary energy source:

	Installed Capacity (MW)			Net Electricity Production (GWh)		
31st of December	2002	2003	2004	2002	2003	2004
Interconnected System						
Thermal						
Lignite	4,958	5,288	5,288	31,197	31,643	32,388
Oil	750	750	750	3,394	3,311	2,682
Natural Gas	1,581	1,581	1,581	6,725	7,632	8,055
Total Thermal	7,289	7,619	7,619	41,316	42,586	43,125
Hydroelectric	3,060	3,060	3,060	3,381	5,211	4,920
Wind and other renewable resources	5	7	7	14	16	12
Total Interconnected System	10,354	10,686	10,686	44,711	47,813	48,057
Autonomous Islands						
Thermal						
Oil	1,352	1,421	1,507	4,122	4,327	4,407
Total Thermal	1,352	1,421	1,507	4,122	4,327	4,407
Hydroelectric	1	1	1	1	1	1
Wind and other renewable resources	32	30	30	68	73	64
Total Autonomous Islands	1,385	1,452	1,538	4,191	4,401	4,472
Total Interconnected System and Autonomous Islands						
Total Thermal	8,641	9,040	9,126	45,438	46,913	47,532
Total Hydroelectric	3,061	3,061	3,061	3,382	5,212	4,921
Total Wind and other renewable resources	37	37	37	82	89	76
Total	**11,739**	**12,138**	**12,224**	**48,902**	**52,214**	**52,529**

The following power stations or units have been recently constructed or are currently under construction and are expected to be operational between 2005 and 2009:

- A new CCGT unit at our Lavrio station with an installed capacity of 378 MW. The project is expected to be completed by 2006.
- Heavy oil fired power station at Atherinolakkos, Lasithi, Crete comprising of two diesel engines with a total installed capacity of 102 MW. Commercial operation has started in the second half of 2004.
- Heavy fuel-oil fired power station (with natural gas-firing capabilities) at Atherinolakkos, Lasithi, Crete, comprising of two steam turbine units with total installed capacity of 90-100 MW. Commercial operation is expected to commence in 2007.
- One wind park power station with installed fuel capacity of 28 MW which is expected to commence in Rhodes in the summer of 2005.

- Hydroelectric station at Messochora with installed capacity of 162 MW. Commercial operation is expected to commence in 2009.
- Hydroelectric station with capacity of 153 MW in Ilariona. Commercial operation is expected to commence in 2008.
- Hydroelectric station with capacity of 29 MW in Metsovitiko river. Commercial operation is expected to commence in 2008.
- Hydroelectric station with installed capacity of 10 MW in Smokovo. The project is expected to be completed by the end of 2006.

Of the total costs budgeted for the construction of the above power stations or units, approximately 52% had been incurred as of 31st December 2004.

All of our lignite-fired power stations are located close to our mines, in order to facilitate supply of lignite - most of which is transported by conveyor belts - and to reduce transportation costs. As we currently mine almost all of the lignite used in our lignite-fired stations from our own mines, production costs are the principal costs of this thermal production source.

Heavy fuel-oil and diesel oil are currently supplied primarily by the government controlled company Hellenic Petroleum ("ELPE"). Heavy fuel-oil and diesel oil prices are based on prices published according to Platt's and are set in U.S. dollars.

We are the largest purchaser of natural gas in Greece. We currently purchase approximately 75% of the volume supplied by the Public Company of Gas Supply (DEPA) under a gas purchase contract, which commenced in 1994 and terminates in 2016.

In addition, we use hydropower as a peak load source. Due to public service obligations, such as the provision of irrigation water, some of our hydroelectric stations also operate during off-peak times. Hydroelectric stations generally require lower levels of maintenance and staffing than other types of power stations.

So far, we have installed 158 wind turbines, with a total installed capacity of 37 MW, 5 photovoltaic station as well as numerous photovoltaic units in small and isolated islands. For the year 2004 electricity generated from renewable sources was approximately 76GWh.

All of the prementioned stations, with the exception of three, are located at the autonomous islands.

Since February 2001, we have applied to the Minister of Development for Generation Licences for the construction of 40 wind parks, 3 geothermal fields and 1 photovoltaic unit with a total installed capacity of approximately 510 MW. To date, we have received authorizations for 16

wind parks with an installed capacity of approx. 103.2 MW for the development of one geothermal field with a planned installed capacity of 8 MW and one photovoltaic powered station of 0.1 MW.

The percentages of our total electricity generation by primary energy source in the interconnected system and the autonomous islands for the year 2004 are shown below:

Electricity Production in interconnected system by primary energy source


5.6%
67.4%
10,2
16.8%
0.03%
Lignite
Oil
Water
Natural Gas
Renew a

Electricity Production in autonomous islands by primary energy source


98.5%
1.5%
Oil
Renewables

2.2.3 Transmission

We own the interconnected transmission network. Electricity, which is generated from our power stations or other generators (or in the case of imported electricity, from the interconnection points) is transported to certain high-voltage customers and to our distribution network, which distributes the electricity throughout the interconnected system. The HTSO is responsible for the operation of the transmission system.

The backbone of the interconnected transmission system comprises of three 400kV double-circuit lines, transmitting electricity from power stations in Northern Greece, where approximately 70% of the country's electricity is generated, to the principal consumption centers in Central and Southern Greece, where approximately 65% -70% of the electricity generated is consumed. The interconnected transmission system also comprises of additional 400kV lines, 150kV and 66kV overhead and underground lines, and submarine cables, connecting the interconnected islands to the interconnected transmission system.

In addition, the interconnected transmission system is connected with the transmission systems of Albania, Bulgaria, the former Yugoslav Republic of Macedonia and Italy. The interconnection with Italy comprises of a 400kV direct-current transmission line.

The following map shows the 400kV transmission lines of the interconnected transmission system.

NETWORK OF HIGH-VOLTAGE TRANSMISSION LINES 400KV AND INTERNATIONAL CONNECTIONS


SERBIA
F.Y.R.O.M.
BULGARIA
TURKEY
ALBANIA
TURKEY
TO ITALY
Thermoelectric Power Stations
Hydroelectric Power Stations
International Connections

As at 31st December 2004, the interconnected transmission system comprised of a total of 10,428 kilometers of transmission lines, as summarized in the following table:

	Transmission System Lines (Km)				
	400 kV	**DC 400kV**	**150kV(1)**	**66kV(1)**	**Total**
Overhead	2,309	106	7,798	39	10,252
Submarine	-	-	123	15	138
Underground	-	-	38	-	38
Total	2,309	106	7,959	54	10,428

(1) Excluding the 684 km of our 150kV and 66 KV transmission lines on the autonomous islands as well as the 185 km of 150kV lines in Athens, which are operated by the Distribution Business Unit.

As at the end of 2004, our transmission system also incorporated 517 power transformers and autotransformers, with a total capacity of 40,353 MVA.

Today, our Transmission Business Unit executes the day-to-day physical operation, maintenance and development of the interconnected transmission system, according to HTSO's instructions.

2.2.4 Distribution

The Distribution Business Unit distributes electricity throughout Greece (including both the interconnected system and the autonomous islands) and supplies electricity to all of our customers, including high and medium voltage customers. The term "distribution" refers to the transportation of electricity from the transmission network to the customer purchasing the electricity for his own use.

Under the Liberalization Law, currently as the sole distributor of electricity in Greece, we must provide third parties, including generation license holders, supply license holders and eligible customers, with access to our distribution network. For doing so, we have the right to charge a connection fee, which is set by the Ministry of Development in consultation with RAE.

The following table summarizes our national distribution network as of 31st December 2004:

	Distribution Lines (Interconnected System and Autonomous Lines) *(km)*		
	22, 20, 15, 6.6 kV	**230-400 Volt**	**Total**
Overhead	88,700	96,700	185,400
Submarine	1,056	2	1,058
Underground	7,500	9,640	17,140
Total	97,256	106,342	203,598

At the year ended 31st December 2004, our distribution network also incorporated 136.300 medium-voltage transformers with a total capacity of 22.500 MVA.

Transmission Lines (Autonomous Islands and Athens area) *(km)*			
	150 kV	**66 kV**	**Total**
Overhead	545	137	682
Submarine	-	-	-
Underground	185	1	187
Total	730	139	869

The power distribution network at the end of 2004 in the autonomous islands and Athens comprises of 132 high voltage transformers with a total capacity of 6,819 MVA.

The following table sets out the amount of electricity sold and the electricity revenues, by class of customer, in the interconnected system, for the three years ended 31st December:

Electricity sold in the interconnected system						
	2002		**2003**		**2004**	
	GWh	€ million	GWh	€ million	GWh	€ million
Industrial	13,949	679	13,805	673	13,633	686
High Voltage	7,028	244	6.799	218	6.614	222
Medium and Low Voltage	6,921	435	7,006	455	7,019	464
Commercial	10,023	953	10,755	1.56	11,446	1,142
Residential	14,280	1,071	14,854	1,159	15,219	1,214
Agricultural	2,266	83	2,571	93	2,555	97
Others	1.998	161	2,146	178	2,265	191
Total	**42.516**	**2.947**	**44.131**	**3.159**	**45.118**	**3.330**

Note: In the above revenues the non-invoiced consumption by middle and low customers is not included.

Electricity Revenues 2004
(Interconnected system)


34%
14%
36%
6%
3%

The following table sets out the amount of electricity sold and the electricity revenue, by class of customer, in the autonomous islands, for the three years ended 31st December:

Electricity sold in the autonomous islands						
	2002		**2003**		**2004**	
	GWh	€ million	GWh	€ million	GWh	€ million
Industrial	288	21	305	23	304	24
High Voltage	-	-	-	-		
Medium and Low Voltage	288	21	305	23	304	24
Commercial	1,645	159	1,776	174	1,844	185
Residential	1,495	120	1,586	133	1,633	140
Agricultural	218	8	212	8	235	9
Others	390	32	409	34	426	36
Total	4,036	339	4,291	372	4,442	394

Note: In the above revenues the non-invoiced consumption by middle and low customers is not included.

Electricity Revenues 2004 (Autonomus Islands)


47%
36%
6%
9%
2%

Customer Services

The Distribution Business Unit is responsible for supplying electricity to all of our customers. Bills can be paid at our customer centers, at the branches of the Greek Post Office, at the Lottery Tickets selling points, at the ATMs, through the Internet, by phone banking and by direct debit at most Greek banks.

We are entitled, by law, to collect public television and radio taxes and municipal taxes from all of our customers. We also collect a special fee for the renewable resources of energy.

The Distribution business unit is also responsible for the operation of 278 customer service points throughout Greece.

2.3 *Environmental Matters*

Our guiding principle in environmental management is the minimization, to the extent possible, of adverse effects that our activities may have on the environment. In addition, we cooperate with the Ministries of Development and Public Works, in order to formulate Greece's position on climatic changes.

Our core operations are subject to extensive environmental regulation, under the Greek law, including laws adopted to implement European Union directives and international agreements. Environmental regulations affecting our business relate primarily to air emissions, water pollution and waste disposal. We are also subject to other regulations and standards, such as those relating to noise and electromagnetic fields.

The principal by-products and gases released by our electricity generation activities are sulphur dioxide (SO_2), nitrogen oxide (No_x), carbon dioxide (CO_2), particulate matter such as dust and fly ash as well as gypsum. The primary focus of applicable environmental regulation is to reduce those emissions.

We have started this process by establishing an emission reduction plan that involves:

- Increased use of natural gas and hydro for electricity generation;
- The development of the hydrodynamic system in Greece;
- The development of renewable sources;
- The conservation of energy;
- The implementation of more efficient lignite technologies.

We have reduced CO_2 emissions per unit of energy produced in the decade 1990-2003. While electricity production has increased by 67% over that period, CO_2 emissions increased by 32%. The average CO_2 emission factor for our electricity generation declined from 1.3 kg/kWh in 1990, to 1.03 kg/kWh in 2003,a reduction of approximately 21%. We estimate that the CO_2 emission factor will be further reduced reaching the level of 1 kg/kWh in 2005 and 0,85 kg/kWh in 2010.

Each Business Unit has been assigned special milestones for the protection of the environment:

Mining Business Unit

- Land restoration programs (restoring depleted mining areas)
- Water Protection
- Utilization of cultivable land for experiments
- Protection of the local flora

Generation Business Unit

- Use of best available techniques for the existing and new electricity generation units
- Reduction of impure emissions to the environment
- Upgrading of the existing units and improvement of their output

Transmission and Distribution Business Unit

- Acting with local authorities to plan and install underground cables which coincide with the International and European security measures;
- Soliciting proposals internationally for the design of new towers for our transmission lines aimed at reducing their environmental and aesthetic impact

2.4 *Regulatory Framework of the Greek Electricity Sector*

The regulatory framework for the Greek electricity industry is mainly based on The Liberalization Law (2773/1999) which implemented a new regulatory framework, based on the 1996 Electricity Directive. The regulatory framework implemented by the Liberalization Law distinguishes between the activities of generation, transmission, distribution and supply. The framework also distinguishes between the interconnected transmission system and the distribution network and between the interconnected system and the autonomous islands.

The key legislation governing the electricity market in the European Union is the 1996 Electricity Directive and the 2003 Electricity Directive which enforced acceleration of the market opening so that, with effect since 1st July 2004 every non-household customer and since 1st July 2007 every customer including households, should be able to purchase electricity from any supplier of his choice.

The Greek Parliament adopted in July 2003 a law that significantly amended several provisions of the Liberalization Law. The amended Liberalization Law came into effect on 29th August 2003. The most significant changes to the Liberalization Law are summarized as follows:

- *Establishment of a mandatory day –ahead market*
- *Settlement of Imbalances*
- *Provision for capacity-adequacy mechanisms*
- *Expansion of the Supply side*
- *1,600 MW Generation license to PPC*

The following diagram shows the electricity flows in the industry as currently contemplated under the Liberalization Law:



Independent generators and suppliers
PPC generation
Imports / Exports
Hellenic Transmission System Operator (HTSO)
PPC transmission
Eligible customers
PPC distribution and supply
Eligible customers
Non-eligible customers
Regulatory bodies
RAE
Ministry of Development
Flow of energy
Commercial relationship

As of 31st December 2004, there were no independent power producers, with the exception of small renewable resources generators and industrial entities producing electricity for their own consumption.

2.5 *Corporate Social Responsibility*

The ATHENS 2004 Olympic Games is a significant landmark in the contemporary history of Greece, as well as a great challenge and a milestone in its development. PPC S.A., in response to this national effort decided to serve the noble institution of sponsorship by funding the Olympic and Special Olympic Games, with the amount of Euro 30,000,000.

ATHENS 2004 appointed PPC as Great National Sponsor of Olympic and Special Olympic Games, exclusively in the field of Electricity.

The task undertaken by us as a sponsor (Value in Kind) includes the following:

a. Supply of electricity services, provision of technical personnel, provision-installation-dismantling of Medium/Low voltage Substations

b. Services concerning the covering of state bodies expenses for the new connection to the PPC Network, required for the supply of electricity to the Olympic Venues

PPC was ready to respond to the increased demand of electricity arising from the Olympic Games. The additional investments in electricity projects render its participation crucial for the success of the Olympic Games and enabled the smooth progress. Without our contribution, the achievement of this national goal would have been impossible.

2.6 *Property*

We own all the former PPC's property rights in approximately 6,400 principal properties, 98 of which are power stations. During 2002 we updated its real estate data, a process that will continuously be repeated in order to be accurate and reliable.

We own our entire principal operating facilities. We have acquired the land pertaining to our mines and power stations mostly through expropriations from private owners and sale and purchase contracts. In addition, we have the right to use certain properties through concessions from the Hellenic Republic. The land relating to our hydroelectric power stations acquired through expropriations will revert to the Hellenic Republic, at no charge, once this land in not necessary for the fulfillment of its purposes pursuant to a decision of our board of directors, as approved by the Minister of Development. We lease the headquarters for our business units pursuant to standard commercial leases. The majority of these leases are due to expire between 2007 and 2009 and we are considering the possibility to purchase our own building in order to house our

administrative offices. Among the urban buildings which PPC owns those with the highest value are noted below:

a) 5-7 Aristidou str., total building area 12,2135 sq. m., current value of €25 million approximately.
b) Kifisou Ave. & Dirrachiou (Rosiniol area), total building area 14,321 sq. m, current value of €20 million approximately.
c) 56-58 Agisilaos str. (Koumoundourou sq.), total building area 1,320 sq. m and current value of €15 miliion approximately.
d) Alopekis str. (Kolonaki area), total building area 1,890 sq. m. and current value of €12 million approximately.

The following table identifies our most significant property holdings with respect to our operations as at 31st December 2004.

Address		Type of Property	Use	Area
1	Agios Dimitrios	Land, buildings, power stations	Thermal power station	Western Macedonia
2	Kardia	Land, buildings, power stations	Thermal power station	Western Macedonia
3	Amyndeon	Land, buildings, power stations	Thermal power station	Western Macedonia
4	Ptolemaida	Land, buildings, power stations	Thermal power station	Western Macedonia
5	Florina	Land, buildings, power stations	Thermal power station	Western Macedonia
6	Polifito	Dam*	Hydroelectric power station	Western Macedonia
7	Sfikia	Dam*	Hydroelectric power station	Central Macedonia
8	Asomata	Dam*	Hydroelectric power station	Central Macedonia
9	Thissavros	Dam*	Hydroelectric power station	Eastern Macedonia
10	Platanovrisi	Dam*	Hydroelectric power station	Eastern Macedonia
11	Komotini	Land, buildings, power stations	Thermal power station	Thrace
12	Pournari	Dams*	Hydroelectric power station	Ipiros
13	Aoos Springs	Dams*	Hydroelectric power station	Ipiros
14	Plastiras	Dam*	Hydroelectric power station	Thessalia
15	Mesochora	Dam*	Hydroelectric power station	Thessalia
16	Kremasta	Dam*	Hydroelectric power station	Central Greece
17	Kastraki	Dam*	Hydroelectric power station	Central Greece
18	Stratos	Dams*	Hydroelectric power station	Central Greece
19	Aliveri	Land, buildings, power stations	Thermal power station	Central Greece
20	Megalopolis	Land, buildings, power stations	Thermal power station	Peloponnese
21	Ladonas	Dam*	Hydroelectric power station	Peloponnese
22	Lavrio	Land, buildings, power stations	Thermal power station	Athens/ Attica
23	Linoperamata	Land, buildings, power stations	Thermal power station	Crete
24	Chania	Land, buildings, power stations	Thermal power station	Crete

Address		Type of Property	Use	Area
25	Atherinolakkos	Land, buildings, power stations	Thermal power station	Crete
26	Soroni	Land, buildings, power stations	Thermal power station	Rhodos

* Lakes, power stations, tunnels and other installations are included.

2.7 Capital Expenditure

The table below sets out the capital expenditures by type of asset for the periods 2003-2004:

CAPITAL EXPENDITURES (euro thousands)	1.1.2003-31.12.2003	1.1.2004-31.12.2004
Land	2,861	2,994
Mines	28,071	588
Buildings	153,781	80,521
Machinery	889,870	646,532
Transportation	2,399	14,153
Machinery & equipment	21,830	29,125
Construction in progress	-396,376	-22,200
Total	**702,436**	**751,713**
Intangible Fixed Assets	**21,465**	**3,924**
Investments in associates	**24,850**	**15,461**
Total Capital Expenditures	**748,751**	**771,098**

Capital expenditures have remained high during recent years as a result of the need to construct new generating facilities and to upgrade the machinery used in our mines and generating stations. This includes environmental upgrades for our power stations. In addition, we have been systematically installing additional lines and substations in our distribution and transmission network throughout Greece, to meet rising demand from existing and new clients, and also to improve operational reliability.

Especially, it should be noted that capital expenditures concerning the works for the Olympic Games like a) the Main Work Transmission System (400 and 150 KV) for the reinforcement of its efficiency took place, with a total cost of € 55 million, b) the Main Distribution Works for upgrading and reinforcement of the Distribution Network with a total cost of €210 million and c) the maintenance of Production Units/Distribution Network/Transmission System with a total cost of €492.2 million in 2003 and €538.5 million in 2004.

3 STRATEGY AND PROSPECTS

Our objective goal is to offer high-level services in all the fields that we are active in, so that we accelerate our development and we maximize our shareholders' value.

In order to meet our goals, our main strategic objectives are:

- to maintain the leading position in the Greek electricity market,
- to reduce costs and improve our operational efficiency ,
- to continue capital expenditure rationalisation and debt reduction, and
- to expand in new markets.

Maintain leading position in the Greek electricity market

Our leading role in the Greek Electricity market relies on:

– The exploitation of the potentials of a liberalised market based on our comparative advantages:
  - Competitive lignite,
  - New generation units of high efficiency,
  - Trading of electricity.

– Tariff restructuring in order to avoid revenue losses from certain categories of customers.

Reduce costs and improve operating efficiency

We aim to reduce our operating costs to improve our productivity and to increase our efficiency, as well as to continue our restructuring aiming to build a new, modern corporate culture.

Capital expenditure rationalisation

The Board of Directors has recently decided to proceed to the implementation of the provisions of the Law 3175/03 according to which we are enabled to replace old generation units of 1600 MW. Possible to be replaced is a lignite unit in Western Macedonia and three CCGT units in Aliveri, Megalopoli or Keratsini.

All investments undertaken by us are evaluated under strict performance criteria.

Sustainability of debt/equity close to 1:1 is another strategic priority of ours.

Expansion in new markets

We are currently participating in the final phase of an international tender for the privatisation electricity generation station BOBOV DOL in Bulgaria for which we have offered the highest price. Moreover, the evaluation of investment opportunities in the generation and distribution of electricity in Romania and F.Y.R.O.M is also one of our priorities in the near future.

In the telecommunication area, TELLAS S.A. is the largest alternative telecommunication service provider in Greece and it has captured, in less than 2 years from the start of its commercial activity, 10% in market share, while it is aiming for the accomplishment of an even greater market share.

Regarding the management and exploitation of the real estate property, we have decided to proceed to the establishment of subsidiary companies.

Our ultimate goal is to maximize our shareholders' value.

We will adopt all strategies in order to enhance PPC' s value.

4 DIRECTORS, MANAGEMENT, EMPLOYEES, SHARE CAPITAL AND SHAREHOLDERS

4.1 Organizational Structure



External Financial Audit
Board of Directors
Internal Auditing Entity
Management Board
CEO
Headquarters Departments
Support Units
Financial Business Unit
Human Resources & Organization Business Unit
Mines Business Unit
Generation Business Unit
Transmission Business Unit
Distribution Business Unit

4.2 Board of Directors and Management

Our board of directors is the supreme administrative body of the Company and is ultimately responsible for the overall management of the Company.

The Chief Executive Officer together with the General Managers form the executive committee, which is responsible for the co-ordination and efficient operation of our business, our administration, the performance of each business unit, the implementation of board of directors ' decisions.

After the resignation of Mr. Dimitrios Papoulias, Mr. Ioannis Paleokrassas takes over as PPC's Chairman of the Board of Directors ever since April 21st 2004.

The composition of the Board of Directors on the 31.12.2004 was as follows:

Name	Position
Paleokrassas Ioannis	Chairman
Nezis Stergios	Chief Executive Officer
David Charalambos	Member
Maniatakis Dimitrios	Member
Athanasia Paraskevi	Member
Theodoropoulos Spyridon	Member
Manos Ioannis	Member
Magirou Evangelos	Member
Loftsalis Panayiotis	Member
Panagopoulos Ioannis	Member
Petrou Anastasios	Member

After the resignation of the Chief Executive Officer, Mr Stergios Nezis, and his replacement from Mr. Dimitris Maniatakis, the current Board Of Directors is as follows:

Name	Position
Paleokrassas Ioannis	Chairman
Maniatakis Dimitrios	Chief Executive Officer
David Charalambos	Member
Moisis Raphael	Member
Athanasia Paraskevi	Member
Theodoropoulos Spyridon	Member
Manos Ioannis	Member
Magirou Evangelos	Member
Loftsalis Panayiotis	Member
Panagopoulos Ioannis	Member
Petrou Anastasios	Member

Brief resumés of the members of our Management Board are given below:

Ioannis Paleokrassas, Chairman.

Mr. Paleokrassas studied Economics of Transport and International Economics and acquired the degrees of B.Sc. Econ and M.Sc. Econ from "London School of Economics and Political Science" in London. His political career started in November 1977 when he took over as the Under-Secretary of Coordination. A year later he became Domain Representative and in 1980 Minister of Coordination. He was elected member of the Parliament (area of Cyclades) in four consecutive elections between 1981 and 1989. During the same period, he was the General Secretary of N.D. Parliamentary Team, Floor leader and Chairman of OKE National Economy. During the period 1990-1992 he was the Minister of Economy and for a few months Minister of Energy, Industry and Technology. From 1993 to 1995 he was Commissioner of the European

Union, for the Environment, the Nuclear Safety and Protection of the Citizens, as well as for the fishery. In 2004 he was reelected member of the Parliament and he resigned when the Government assigned him chairmanship of PPC.

Dimitrios Maniatakis, Chief Executive Officer.

Mr. Dimitris L. Maniatakis was the Chief Executive Officer of ICAP AE, the biggest company of Consulting Services and Business Information in Greece. Mr. Dimitris Maniatakis is an economist, with a degree from the Economic University of Athens (former ASOEE).He worked as a financial analyst in Citicorp, and is a counselor for Greek and foreign businesses. He is also Vice President of TNS ICAP AE. He has conducted studies of strategic and business design, evaluations of organizations-buy-outs/mergers. He is a counselor of technical support in organizations that carry into effect in the frame of KPS and counselor in the participation and execution of the works financed from the European Union. He has published articles in economic magazines and newspapers in Greece and abroad, concerning the Greek economy, the position of Greek businesses and their potential of improvement.

Gregoris Anastasiadis, Chief Financial Officer.

Mr. Anastasiadis became our Chief Financial Officer in November 2000. Prior to his current position, he had been the Chief Financial Officer of Panafon Telecommunication S.A. (now Vodafone S.A.) since 1993. He is currently a member of the Board of Directors of Tellas S.A., PPC-Wind NPV Holding and Larco. Mr. Anastasiadis has a degree in Economics from the Athens University of Economics and Business.

Konstantinos M. Vassiliadis, General Manager of the Transmission business unit.

Mr. Vassiliadis has been the General Manager of the Transmission business unit since October 2000. Prior to this assignment he had been, since July 1997, Managing Director and Chief Executive Officer of Electric Railways Athens Piraeus SA, which is the owner and operator of Athens Metro Line 1. He is currently a member of the Board of Directors of Tellas S.A., PPC - Wind NPV Holding and the HTSO. Mr. Vassiliadis holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens and a Masters from the University of London.

Nikolaos Gagaoudakis, General Manager of the Distribution business unit.

Mr. Gagaoudakis has more than 30 years' experience in the electricity industry, dealing primarily with transmission system projects. He has held various senior management positions in the Company. Mr. Gagaoudakis holds an Engineering degree from the National Technical University of Athens. He is the Vice President and Managing Director of DEH Telecommunications and a member of the Board of Directors of HTSO.

Konstantinos Kavouridis, General Manager of the Mining business unit.

Dr. Kavouridis has been the General Manager of our Mining business unit since September 2000. He is also the Chairman of DEH Telecommunications. He is a mining engineer with a PhD in Mining and Mineral Technology from Imperial College University of London. Since 1989, he has been an Associate Professor at the Technical University of Crete. He has more than 20 years' experience in the lignite industry, and has held different senior management positions within the Company. He is currently the Chairman of the Board of Directors of PPC Telecommunications S.A. From 1994 to 2000, he was the Director of Ptolemais-Amynteon Lignite Centre.

Theodoros Kitsou, General Manager of Human Resources and Organization

Mr. Kitsos was born in Athens in 1964, he is a graduate of Economic Studies from the National Kapodistriako University of Athens in 1988 and owner of post-graduate of Business Administration from Wagner College in New York (1990). He worked in different subsidiaries of the multinational company Unilever mostly in positions of Human Resources and Organization, beginning his career from ELAIS S.A. (1992-7). He also worked in Dubai and (1997-9) and in Tzenda (1999) in Unilever Arabia Group of Companies. In 2003 he was transferred to the central offices of Unilever in Holland as a District Manager of Human Resources and Organization of Unilever's Food Companies in Europe.

Konstantinos Panetas, General Manager of the Generation Business Unit.

Mr. Panetas has been the General Manager of the Generation business unit since September 2000. Prior to this, he was the General Manager of PPC Distribution for seven years. Since joining the Company in 1972, Mr. Panetas has served in various management positions and has represented the Company at international conferences and associations on numerous occasions. He is currently a member of the Board of Directors of PPC Renewables S.A. and President of the Board of Directors of Vorinos Pellis S.A., a small hydroelectric project in northern Greece. Mr. Panetas has also been a member of the Board of Directors of DEPA since 1996. Mr. Panetas holds a degree in Electrical and Mechanical Engineering from the National Technical University of Athens.

4.3 *Corporate Governance*

The Board of Directors (BoD) of the company decided on 19.12.2002 to introduce an Internal Control Unit (ICU) according to which a number of Internal Controllers -one of them being full time- were assigned. In reference to BoD decision 64/28.3.2003 Mrs. Ioannidou was appointed as Head of ICU and Mr. Karatzas, Mr. Tsirbas, Mr. Aivaliotakis and Mrs. Tzima were appointed as sector heads of ICU.

The ICU reports directly to the BoD that supervises its operations. The Internal Controllers are independent in the sense that they do not belong to any other Business Unit of PPC and no one has the right to intervene in their work during the exercise of their duties. The exercise of duties of the Internal Controllers is in accordance to law 3016/2002 (articles 7 and 8) according to which the ICU:

A) Monitors the implementation of the articles of incorporation of the company and the legislative framework in general which is reports to the BoD at least every three months.
B) Reports to the BoD of any identifiable cases of conflict of interest of the persons that run PPC.
C) Discloses to the Authorities, with the approval of the BoD, any information that is requested in writing.

The ICU's operations and general activity is supervised by two non executive members of the BoD. Mr. Manos and Mrs. Tsamadou supervised the operation of ICU until 18/3/05 and ever since then Mrs. Magirou took over along with the reassignment of Mr. Manos.

4.4 *Employees*

The total workforce was comprised of 28,019 employees at 31st December 2004. The following table shows a breakdown of employees by category on the dates indicated:

31st December	**2003**	**2004**
Category:		
Administration	2,771	2,777
Generation	6,382	6,546
Transmission	1,720	1,703
Distribution	11,235	11,050
Mining	5,992	5,943
Total	28,100(1)	28,019(2)

(1) Excluding 162 employees transferred to the HTSO.

(2) Excluding 154 employees transferred to the HTSO

Our aim is to reduce the number of the employees and reach the level of 25,000 employees by 2007.

We have developed an appropriate working environment and we have established good relations with our personnel and the unions. Our management expects this situation to continue in the future, since it co-operates with the unions (given that approximately 92% of our employees, including management, belong to unions) to ensure stable labor relations.

Our employees receive pension, healthcare and welfare benefits as required by the Greek law and the collective bargaining agreements with our unions. Our employees and pensioners are covered by the Public Power Corporation Personnel Insurance Organisation (the "PIO"), a specific pension fund established for us. The PIO is a public entity supervised by the Hellenic Republic. The PIO has taken over our responsibility for meeting liabilities in respect of pensions, healthcare for our employees and pensioners, and other social security expenses.

4.5 Description of our share capital

Our initial share capital, created by Presidential Decree 333/2000, was GRD 220 billion (€645.6 million), divided into 220 million registered shares with a nominal value of GRD 1,000 each. Our shareholders' extraordinary general meetings held on 16th and 22nd November 2001 approved a capital increase through the issuance of 12 million common registered shares with a nominal value of GRD 1,000 each, and the listing of PPC's shares on the Athens Stock Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange. Following the completion of the initial combined offering of our shares by PPC and the Hellenic Republic on 12th December 2001, our total paid-up share capital increased to GRD 232 billion (€680.9 million), comprising 232 million shares.

By a decision of our shareholders at the extraordinary general meeting held on 6th June 2002, our share capital and the nominal value of our shares were converted into euros by means of a share capital reduction of €1.09 million, which allowed for the rounding-up of the nominal value of our shares to €2.93 each.

Our shareholders' extraordinary general assemblies held on 15th and 22nd November 2002 approved the increase of our share capital by €387,440,000 by increasing par value per share by €1.67. For this increase, we used the reserve resulting from the conversion of the share capital from Greek drachmas to euros and we capitalised part of the fixed assets' statutory revaluation surplus.

As a result, PPC's share capital amounts to €1,067,200,000, divided into 232,000,000 common shares of €4.60 par value each.

4.6 Capitalisation

The following table sets out our capitalisation as at 31st December 2004:

December 31st 2004	(thousand €)
Short Term borrowing	187,050
Current portion of long term debt	397,157
Long term debt, net of current portion	3,107,427
Total Debt	**3,691,634**
Shareholder's equity	1,067,200
Additional paid-in capital	106,679
Revaluation Surplus	3,145,640
Reversal of fixed assets statutory revaluation surplus included in share capital	-947,342
Retained earnings and reserves	853,232
Total Shareholder's Equity	**4,225,409**
Total Capitalisation	**7,917,043**
Cash and Cash Equivalents	**28,071**

4.7 Shareholding

The Company's shareholding structure as at 31.12.2004 was as follows:

Shareholders	Number of Shares	(%)
HELLENIC REPUBLIC	118,605,114	51.12%
FREE FLOAT	113,394,886	48.88%
TOTAL	**232,000,000**	**100.00%**

We are not aware of any shareholders, other than the Hellenic Republic, our Pension Fund (3.81%) and the institutional investor Fidelity Group (5.0% approximately), which hold, either directly or indirectly, an amount greater than 3% of our share capital.

4.8 Dividends

It is our intention to propose a dividend payment of € 0.90 per share for the year 2004, subject to shareholder approval (General Assembly of June 2005).

According to taxation law (2238/94, art 109) the taxation on profits before tax is 35%. Dividends are part of the after tax profits so they are not liable to any tax and so the shareholder has no tax obligation.

The dividend of each share is payable in two months from the date of the General Meeting that approved the annual financial statements. The way and the place of the deposit will be announced by publications to the Press.

The shareholders that neglect to collect the dividends are not entitled to interest. Their right for collection is over after five years.

Regarding the process of the depositing the shares to take part at the General Meetings of the Company and the process of the collection of the dividend, the ATHEX regulations must be applied.

5 OPERATING AND FINANCIAL REVIEW

Deloitte has audited our financial statements for the year ended 31st December 2004 and Ernst & Young have audited our financial statements for the year ended 31st December 2003. Deloitte's report on the financial statements for the year ended 31st December 2004 is included in the Appendices of this Annual Report.

The results of operations, balance sheet and cash flow presented below have been prepared according to the IFRS.

5.1 Results of Operations for the years 2003 - 2004

The following table shows our statements of income for the years ended 31st December 2003 and 2004:

Year ended 31st December, (€ thousands)	**2003**	**2004**
Revenues	**3,897,519**	**4,095,013**
Expenses		
Payroll cost	821,243	885,515
Lignite	541,066	611,664
Liquid fuel	455,430	427,175
Natural gas	296,356	306,665
Depreciation & Amortisation	447,881	461,797
Energy purchases	157,286	182,248
Materials & consumables	100,670	96,783
Transmission system usage	243,234	259,151
Utilities and maintenance	73,798	94,382
Third party fees	31,245	20,865
Taxes and duties	25,134	9,281
Provisions	51,116	5,466
Other expenses	60,383	79,293
Total expenses	3,304,842	3,440,285
Profit from operations	**592,677**	**654,728**
Financial expenses	-175,857	-165,817
Financial income	41,039	35,212
Share of loss of associates	-26,906	-8,242
Foreign currency gains (losses)	35,076	-10,360
Other income (expense), net	9,221	-3,250
Profit before tax	**475,250**	**502,271**
Income tax expense	-170,622	-209,145
Profit (loss) after tax	**304,628**	**293,126**

Revenues

The following table shows the sources of our revenues for the years ended 31st December 2003 and 2004:

Year ended 31st December, (€ thousands)		
	2003	2004
Revenues from energy sales	3,606,629	3,791,496
Other	290,890	303,517
Total Revenues	**3,897,519**	**4,095,013**

Total revenues increased from € 3,897.5 million in 2003 to € 4,095.0 million in 2004, an increase of € 197.5 million, or 5.1%. More specifically, the Revenues from energy sales increased from €3,606.6 million in 2003 to € 3,791.5 million in 2004, an increase of € 184.9 million. This was due to higher volume of sales by 2.9% and to the increase of prices by 2.5% that occurred on September 2004.

The following table shows certain financial data from our statements of income for the years ended 31st December 2003 and 2004, expressed in each case as a percentage of revenues:

Year ended 31st December	2003	2004
Revenues	**100,00%**	**100,00%**
Expenses		
Payroll cost	21,1%	21,6%
Lignite	13,9%	14,9%
Liquid fuel	11,7%	10,4%
Natural gas	7,6%	7,5%
Depreciation & Amortisation	11,5%	11,3%
Energy purchases	4,0%	4,5%
Materials & consumables	2,6%	2,4%
Transmission system usage	6,2%	6,3%
Utilities and maintenance	1,9%	2,3%
Third party fees	0,8%	0,5%
Taxes and duties	0,6%	0,2%
Provisions	1,3%	0,1%
Other expenses	1,5%	1,9%
Total expenses	84,8%	84,0%
Profit from operations	15,2%	16,0%
Financial expenses	-4,5%	-4,0%
Financial income	1,1%	0,9%
Share of loss of associates	-0,7%	-0,2%
Foreign currency gains (losses)	0,9%	-0,3%
Other income (expense), net	0,2%	-0,1%
Profit before tax	12,2%	12,3%
Income tax expense	-4,4%	-5,1%
Profit (loss) after tax	7,8%	7,2%

EBITDA

The earnings before interest, tax, depreciation and amortization increased from € 1,138 million in 2003 to € 1,210 million in 2004, an increase of 6.3%.

Profit before Taxes

Profit before Taxes increased from € 475,3 thousands in 2003 to € 502,3 thousands in 2004, an increase of 5.7%.

5.2 Balance Sheet and Cash Flow Data

The following tables show our balance sheet statements for the years ended 31st December 2003 and 2004:

As at 31st December, (€ thousands)	2003	2004
Assets		
Cash and cash equivalents	27,493	28,071
Materials, spare parts and supplies	537,849	582,669
Trade receivables	596,711	660,437
Other current assets	116,912	105,009
Fixed assets, net	9,035,127	9,717,147
Other non-current assets	145,326	122,792
Total assets	10,459,418	11,216,125
Liabilities and Equity		
Current portion of debt	823,647	584,207
Other current liabilities	957,622	1,048,110
Long-term debt, net of current portion	3,115,646	3,107,427
Other non-current liabilities	2,078,749	2,250,972
Total liabilities	6,975,664	6,990,716
Equity		
Share capital	1,067,200	1,067,200
Share premium	106,679	106,679
Revaluation Surplus	2,543,342	3,145,640
Accumulated Deficit and Reserves	-233,467	-94,110
Total Equity	3,483,754	4,225,409
Total Liabilities and Equity	10,459,418	11,216,125

The following tables show selected cash flow data for the years ended 31st December 2003 and 2004:

As at 31st December, (€ thousands)	**2003**	**2004**
Net Cash from Operating Activities	1,111,378	1,055,748
Net Cash used in Investing Activities	(538,776)	(488,248)
Net Cash from (used in) Financing Activities	(573,516)	(566,922)
Net increase (decrease) in cash and cash equivalents	(914)	578
Cash and cash equivalents at beginning of year / period	28,407	27,493
Cash and cash equivalents at end of year / period	27,493	28,071

6 APPENDICES

6.1 Public Power Corporation S.A. Consolidated Financial Statements as of December 31, 2004 (according to IFRS)

Index to consolidated financial statements (special numeration)

Auditors' Report

To the Shareholders of
Public Power Corporation S.A. and its Subsidiaries

We have audited the accompanying consolidated balance sheet of the Public Power Corporation as of December 31, 2004, and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as noted below, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is in the process of investigating an unreconciled difference whereby the amounts reported in the accompanying consolidated financial statements exceed the revaluation surplus of the land and buildings at December 31, 2004 as provided by the independent valuator by a net amount of Euro 15 million. We are unable to satisfy ourselves as to the validity of this difference by any other audit procedure.

We were unable to obtain audit evidence for purchased materials in transit included in inventory which show no movement for over one year and amounted to Euro 10.9 million, net at December 31, 2004. We were not able to satisfy ourselves as to the validity of the accounts in question.

In our opinion, except for the effects of such adjustments that would have been necessary had we been able to obtain sufficient evidence regarding the inventory balances showing no movement for over one year and the outcome of the Company's investigation of the difference between the independent valuator's report and the accounting records, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and of the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Auditors' Report

To the Shareholders of
Public Power Corporation S.A. and its Subsidiaries

Without qualifying our opinion we draw attention to Note 30 (g) 2 to the consolidated financial statements. Included in tangible assets is the accumulated cost of construction of the hydroelectric dam with two generators in the Mesochora area amounting to Euro 259.2 million at December 31, 2004. The delivery of the project has been delayed pending the resolution of legal disputes that will be resolved by the competent courts. The ultimate outcome of these matters cannot presently be determined, and no provision for any liability or the potential write down of the dam that may result has been made in the financial statements.

Deloitte.

May 19, 2005
Athens, Greece

Public Power Corporation S.A.
Consolidated balance sheet
December 31, 2004
(All amounts in thousands of Euro)

	Notes	2004	2003
Assets			
Non-current assets			
Property, plant and equipment, net	6	9,717,147	9,035,127
Software, net	7	8,281	11,257
Investments in associates	8	17,372	17,614
Other non-current assets	9	9,652	12,033
Deferred tax assets	28	87,487	104,422
Total non-current assets		**9,839,939**	**9,180,453**
Current assets			
Materials, spare parts and supplies, net	10	582,669	537,849
Trade receivables, net	11	660,437	596,711
Other receivables, net	12	68,789	79,150
Other current assets	14	7,781	6,766
Derivative asset	15	-	11,194
Marketable and other securities	16	28,439	19,802
Cash and cash equivalents	17	28,071	27,493
Total current assets		**1,376,186**	**1,278,965**
Total assets		**11,216,125**	**10,459,418**
Equity & liabilities			
Equity			
Share capital	18	1,067,200	1,067,200
Share premium		106,679	106,679
Legal reserve	19	33,319	21,116
Revaluation surplus	6	3,145,640	2,543,342
Reversal of fixed assets' statutory revaluation surplus included in share capital		(947,342)	(947,342)
Reserves	20	242,062	221,201
Retained earnings		577,851	471,558
Total equity		**4,225,409**	**3,483,754**
Non-current liabilities			
Interest bearing loans and borrowings	22	3,107,427	3,115,646
Post retirement benefits	13	226,637	221,159
Provisions	23	216,396	223,346
Deferred customers' contributions and subsidies	24	1,421,145	1,276,680
Other non-current liabilities	25	386,794	357,564
Total non-current liabilities		**5,358,399**	**5,194,395**
Current liabilities			
Trade and other payables	26	793,669	693,247
Short-term borrowings	27	187,050	57,100
Current portion of interest bearing loans and borrowings	22	397,157	766,547
Derivative liability	15	28,475	47,821
Dividends payable	21	211	279
Income tax payable		120,845	141,264
Accrued and other current liabilities	29	104,910	75,011
Total current liabilities		**1,632,317**	**1,781,269**
Total liabilities and equity		**11,216,125**	**10,459,418**

The accompanying notes are an integral part of these financial statements.

Public Power Corporation S.A.
Consolidated statement of income
December 31, 2004
(All amounts in thousands of Euro – except per share data)

	Notes	2004	2003
Revenues			
Revenue from energy sales		3,791,496	3,606,629
Other		303,517	290,890
	32	**4,095,013**	**3,897,519**
Expenses			
Payroll cost	33	885,515	821,243
Lignite		611,664	541,066
Liquid fuel		427,175	455,430
Natural gas		306,665	296,356
Depreciation and amortization	34	461,797	447,881
Energy purchases		182,248	157,286
Materials and consumables		96,783	100,670
Transmission system usage	2	259,151	243,234
Utilities and maintenance		94,382	73,798
Third party fees		20,865	31,245
Taxes and duties		9,281	25,134
Provision for risks		220	17,111
Provision for slow-moving materials		562	7,722
Allowance for doubtful balances		4,684	26,283
Other expenses	35	79,293	60,383
Profit from operations		**654,728**	**592,677**
Financial expenses	36	(165,817)	(175,857)
Financial income	37	35,212	41,039
Share of loss of associates	8	(8,242)	(26,906)
Foreign currency gains/(losses), net		(10,360)	35,076
Other income/(expense), net	38	(3,250)	9,221
Profit before tax		**502,271**	**475,250**
Income tax expense	28	(209,145)	(170,622)
Profit after tax		**293,126**	**304,628**
Earnings per share, basic and diluted		**1.26**	**1.31**
Weighted average number of shares		**232,000,000**	**232,000,000**

The accompanying notes are an integral part of these financial statements.

Public Power Corporation S.A.
Consolidated statement of changes in equity
December 31, 2004
(All amounts in thousands of Euro)

	Share Capital	Share Premium	Legal Reserve	Revaluation Surplus	Reversal of Statutory Revaluation Surpluses on Fixed Assets	Reserves: Marketable Securities Valuation Surplus	Reserves: Tax-Free and Other Reserve	Reserves Total	Retained Earnings/ Accumulated Deficit)	Total Equity
Balance, December 31, 2002	**1,067,200**	**106,679**	**11,127**	**2,547,711**	**(947,342)**	**2,405**	**206,031**	**208,436**	**293,329**	**3,287,140**
Valuation of marketable securities	-	-	-	-	-	7,235	-	7,235	-	7,235
Net gains and losses not recognised in the income statement	-	-	-	-	-	7,235	-	7,235	-	7,235
Net income for the year	-	-	-	-	-	-	-	-	304,628	304,628
Revaluation surplus of fixed assets disposed transferred to retained earnings	-	-	-	(4,369)	-	-	-	-	4,369	-
Transfers	-	-	9,989	-	-	-	5,530	5,530	(15,519)	-
Dividends	-	-	-	-	-	-	-	-	(116,000)	(116,000)
Other movements	-	-	-	-	-	-	-	-	751	751
Balance, December 31, 2003	**1,067,200**	**106,679**	**21,116**	**2,543,342**	**(947,342)**	**9,640**	**211,561**	**221,201**	**471,558**	**3,483,754**
Revaluation surplus of land, and buildings of fixed assets	-	-	-	620,805	-	-	-	-	-	620,805
Deferred tax on devaluation (note 28)	-	-	-	17,891	-	-	-	-	-	17,891
Tax on fixed assets revaluation surplus	-	-	-	(36,398)	-	-	-	-	-	(36,398)
Valuation of marketable securities	-	-	-	-	-	8,638	-	8,638	-	8,638
Net gains and losses not recognised in the income statement	-	-	-	602,298	-	8,638	-	8,638	-	610,936
Net income for the year	-	-	-	-	-	-	-	-	293,126	293,126
Revaluation surplus of fixed assets disposed transferred to retained earnings	-	-	-	-	-	-	-	-	-	-
Transfers	-	-	12,203	-	-	-	12,223	12,223	(24,426)	-
Dividends	-	-	-	-	-	-	-	-	(162,400)	(162,400)
Other movements	-	-	-	-	-	-	-	-	(7)	(7)
Balance, December 31, 2004	**1,067,200**	**106,679**	**33,319**	**3,145,640**	**(947,342)**	**18,278**	**223,784**	**242,062**	**577,851**	**4,225, 409**

The accompanying notes are an integral part of these financial statements.

Public Power Corporation S.A.
Consolidated statement of cash flows
December 31, 2004
(All amounts in thousands of Euro)

Cash flows from operating activities	**2004**	**2003**
Profit before tax	502,271	475,250
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortisation	668,833	645,325
Amortisation of customers' contributions and subsidies	(113,502)	(99,674)
Expenses from revaluation of fixed assets	17,065	-
Fair value (gain)/loss of derivative instruments	(8,152)	(14,893)
Share of loss of associates	8,242	26,906
Interest income	(15,132)	(16,877)
Sundry provisions	6,912	50,598
Gain on disposal of fixed assets	(7,362)	
Reversal of provision for PIO fixed assets	-	(1,620)
Unrealised foreign exchange gains on interest bearing loans and borrowings	6,897	(20,769)
Unbilled revenue	(5,475)	(22,753)
Amortisation of loan origination fees	2,381	-
Interest expense	149,732	164,264
Operating profit before working capital changes	1,212,710	1,185,757
(Increase)/decrease in:		
Accounts receivable, trade and other	(36,142)	(19,679)
Other current assets	(1,015)	(600)
PPC - Personnel Insurance Organisation	-	45,439
Materials, spare parts and supplies	(33,554)	27,041
Other non-current assets	-	10
Increase/(decrease) in:		
Accounts payable	52,201	107,766
Other non-current liabilities	29,230	13,130
Accrued liabilities excluding bank loan interest	30,067	(29,570)
Provisions	(7,822)	-
Income taxes paid	(189,927)	(217,916)
Net cash from operating activities	**1,055,748**	**1,111,378**
Cash flows from investing activities		
Interest received	10,272	11,347
Capital expenditure for fixed assets and software	(755,638)	(723,901)
Disposal of fixed assets and software	7,151	7,851
Proceeds from customers' contributions and subsidies	257,967	181,207
Investments	(8,000)	(15,280)
Net cash used in investing activities	**(488,248)**	**(538,776)**
Cash flows from financing activities		
Net change in short-term borrowings	129,953	(46,300)
Proceeds from interest bearing loans and borrowings	530,000	504,071
Principal payments of interest bearing loans and borrowings	(914,509)	(749,619)
Interest paid	(149,898)	(165,883)
Dividends paid	(162,468)	(115,820)
Other	-	35
Net cash used in financing activities	**(566,922)**	**(573,516)**
Net decrease in cash and cash equivalents	**578**	**(914)**
Cash and cash equivalents at beginning of year	**27,493**	**28,407**
Cash and cash equivalents at end of year (note 17)	**28,071**	**27,493**

The accompanying notes are an integral part of these financial statements.

(All amounts in thousands of Euro)

1. Corporate Information

Public Power Corporation ("PPC") was established in 1950 in Greece for an unlimited duration as a State owned and managed corporation for electricity generation, transmission and distribution throughout Greece. In 1999, the Hellenic Republic enacted Law 2773/1999 ("the Liberalisation Law"), which provided for, among other provisions, the transformation of PPC into a société anonyme. PPC's transformation to a société anonyme was effected on January 1, 2001, by virtue of Presidential Decree 333/2000. Its first fiscal year as a société anonyme was the twenty-four month period from January 1, 2001 to December 31, 2002. Effective December 2001, PPC's shares were listed on the Athens Exchange. The accompanying consolidated financial statements include the financial statements of PPC and its wholly owned subsidiaries (the "Group").

PPC headquarters are located at 30, Chalkokondili Street, Athens, 104 32 Greece. The Group's employees at December 31, 2004 and 2003 totalled approximately 28,000 and 28,100 respectively, excluding employees engaged in Hellenic Electricity Transmission System Operator ("HTSO") and in PPC-Personnel Insurance Organisation ("PIO").

As an integrated electric utility, PPC generates electricity in its own 96 power generating stations, facilitates the transmission of electricity through approximately 11,200 kilometres of high voltage power lines and distributes electricity to consumers through approximately 203,000 kilometres of distribution network. Lignite for PPC's lignite-fired power stations is extracted from its lignite mines. PPC has also constructed 1,530 kilometres of fibre-optic network along its transmission lines (note 30(b)).

2. Legal Framework

Until the enactment of Law 2773/1999, referred to as "the Liberalisation Law", PPC operated as a wholly owned state utility whose objective was to develop the country's energy resources and to provide low cost electricity to support the development of the Greek economy. In 1999, the Hellenic Republic enacted the Liberalisation Law, which incorporated the provisions of Directive 96/92 of the European Parliament and of the Council of the European Union into Greek legislation and which liberalised the Greek electricity market. The Liberalisation Law provided for, among other provisions, the transformation of PPC into a société anonyme to enable it to adopt commercial objectives (effected on January 1, 2001, by virtue of Presidential Decree 333/2000). In August 2003, Law 3175/2003 (an amendment of Law 2773/1999) was introduced taking into consideration the new Electricity Directive 54/03.

The main provisions of Law 2773/1999 and Law 3175/2003 are the following:

- The establishment of the Regulatory Authority for Energy ("RAE"), with the function of monitoring the operation of all sectors of the Greek energy market. RAE became operational on July 1, 2000.

- Competition in power generation and supply will be introduced through the granting of generating and supply licenses, in respect of the main interconnected system.

(All amounts in thousands of Euro)

2. Legal Framework - Continued

- The incorporation of the HTSO to provide access to the interconnected transmission system to all generators, suppliers and directly-connected customers, manage the scheduling and dispatch, settle imbalances and maintain the stability and security of the interconnected transmission system.

- There will be a tender process by HTSO for generation capacity contracts in order to secure the availability of sufficient capacity and adequate reserve margins on a long-term basis. Initially the maximum volume of generation capacity contracts is designated for up to a total of 900 MW and relates to capacity commissioned up to July 1, 2007. PPC may participate for up to 50% of additional tenders, for additional capacity of up to 400 MW, which may be made during the same period. PPC may participate on equal terms in tenders for capacity above 1,300 MW (future tenders) and for units commissioned after July 1, 2007.

- A generation authorisation of a total capacity of 1,600 MW is granted to PPC for the renewal and replacement of older units' capacity. After their replacement such units remain in cold reserve and their management is conducted in compliance with the Grid Code and is undertaken by the HTSO on the basis of contracts concluded between HTSO and PPC, exclusively for the provision by HTSO of ancillary services and reserve power.

- Ownership of the national grid ("transmission system" and "distribution network") remains and will continue to remain exclusively with PPC. PPC is entitled to use the system, for other, non-electricity related purposes (such as telecommunications) and subject to obtaining any necessary licenses.

- PPC is entitled to operate and exploit the distribution network.

- Supply of energy to eligible customers and, as regards PPC to non-eligible customers too, is permitted to the holders of a supply license.

Since February 19, 2001, the market opened to competition for all high or medium voltage electricity users.

- Effective July 1, 2004, all non – household consumers are considered eligible customers are allowed to conclude supply contracts with energy suppliers on the basis of private agreements, with the exception of interconnected islands.

- As of July 1, 2007 all consumers will be considered eligible customers. PPC will be supplying the non-interconnected islands' consumers who are considered as non – eligible customers.

- Under Article 34 of Law 2773/1999, an independent legal entity, the "Public Power Corporation Personnel Insurance Organization" ("PIO"), was established, which operates separately from PPC. PPC pays solely to PIO all employer and employee social contributions, with any eventual pension and health insurance shortfall being funded by the State Budget (note 13).

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC after any increase in its share capital (note 18).

(All amounts in thousands of Euro)

2. Legal Framework – Continued

Hellenic Electricity Transmission System Operator S.A. ("HTSO"): Law 2773/1999 (as amended by Law 3175/2003) provided for the establishment of the System Operator, a sociètè anonyme operating under the rules of private economy and subject to the provisions of Law 2190/1920. Presidential Decree 328/2000 through which the HTSO was officially incorporated on December 12, 2000, announced its Articles of Incorporation, which among others, specified the following:

1. PPC has the exclusive ownership rights of the transmission system together with its future extensions and the obligation to implement its development according to the planning of the HTSO, as well as to maintain it and ensure its operation and technical integration.

2. The HTSO shall operate, exploit, ensure the maintenance and plan the development of the transmission system throughout the mainland, as well as of its interconnections with other networks in accordance with the Grid Code, in order to ensure that the country's energy supply is achieved in a sufficient, secure, economically efficient and reliable manner. HTSO also programs the infusions and absorptions of power to and from the system and handles payments and charges for the above infusions and absorptions of electrical power.

3. The share capital of the HTSO is set at GRD 100 million (Euro 293). The Greek State must always own at least 51% of the share capital. Generation license holders connected to the System, including PPC, may own the remaining 49% in proportion to their generating capacity connected to the transmission system.

4. Matters corresponding to terms and conditions of the employment of PPC personnel by the HTSO by way of seconded staff shall be regulated by a contract between PPC and the HTSO. The HTSO will compensate PPC for the respective costs.

5. PPC will be compensated by HTSO, as the owner of the transmission system.

6. PPC is entitled to use the transmission system, as its exclusive owner, for other, non-energy related, purposes (such as telecommunications, subject to obtaining any necessary licenses).

In January 2001 PPC paid Euro 144 to the HTSO (note 8) for its participation in 49% of its initial share capital.

In February 2001, PPC and HTSO entered into an agreement as described under item (4) above. At December 31, 2004 and 2003, 155 and 160 PPC employees had been transferred to the HTSO, respectively. These employees remain on PPC's payroll. Under the terms of such agreement, PPC shall be reimbursed for all payroll and other benefits as well as employer's contributions, plus a percentage (currently 6%) reflecting any other type of indirect cost relating to the administrative support services of such employees.

In May 2001, PPC and HTSO entered into another agreement as described under item (5) above (approved by RAE and the Ministry of Development). As specified in the agreement, in Law 2773/1999 and in the Grid Code, the calculation of the compensation fee will incorporate PPC's budgeted, direct and indirect transmission costs, depreciation of assets, and a return on PPC's invested capital in the transmission system.

(All amounts in thousands of Euro)

2. Legal Framework – Continued

During the second half of 2002, the above agreements came into full effect and as a result, in 2004:

- PPC invoiced HTSO Euro 253,658 (Euro 239,336 in 2003), included in revenues in the accompanying statements of income (note 32), of which Euro 220,095 (Euro 207,379 in 2003) relates to the compensation fee for the use of the transmission system and Euro 10,745 (Euro 10,253 in 2003) reflected the fee under item (5) above. The remaining relates to other services (ancillary services, reserve capacity etc.).

- HTSO invoiced PPC Euro 253,658 (Euro 239,336 in 2003), of which Euro 259,151 (Euro 243,234 in 2003), included in fees for the usage of the transmission system in the accompanying statement of income, reflect services related to the access to and the operation of the transmission system, and, Euro 73,375 (Euro 62,390 in 2003), included in energy purchases in the accompanying statements of income, relates to other services rendered to PPC by HTSO.

At December 31, 2004 and 2003, the Group had an outstanding net payable to HTSO, from all the above transactions of Euro 9,328 and Euro 7,606, respectively (note 26).

Public Service Obligations: As the largest generator, sole transmitter and currently the sole distributor of electricity in Greece, PPC, is subject to public service obligations that affect its costs, and which may not be imposed on prospective competitors. In November 2001 the Minister of National Economy indicated the Hellenic Republic's intention to compensate PPC for some of the costs related to public service obligations. These payments are subject to compliance by the Hellenic Republic with Greek and European Union law.

Stranded Costs: In October 2002 the European Commission approved the Greek State's application to allow compensation to PPC in respect of stranded costs without considering such compensation as a state aid. The compensation amounts to up to Euro 1,430 million and covers investments made for the construction for non-competitive power stations, investments outside PPC's usual scope of business and a contract with one of its high voltage customers. The payment of any amount is subject to the final decision of the Greek State. Presently, no decision has been made by the Greek State as to the payment of any amount or the way the compensation will be materialized or the timing of any such compensation payments and accordingly, no amounts have been accounted for in the accompanying financial statements.

(All amounts in thousands of Euro)

3. Basis of Presentation

(a) ***Basis of Preparation of Financial Statements:*** The accompanying financial statements have been prepared under the historical cost convention as modified by the revaluation of certain assets and liabilities to fair value, assuming the Group will continue as a going concern and they comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. No IFRSs have been adopted in advance of their effective dates. The accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified by certain out-of-book memorandum adjustments for conformity with the standards prescribed by the IASB (note 40).

(b) ***Statutory Accounting:*** PPC, before its corporatisation as a sociètè anonyme (note 2), used to maintain its accounting records and prepared its financial statements for regulatory purposes largely in accordance with Greek Corporate Law 2190/1920 and the applicable tax legislation, except that no reserves were established for asset write downs, for certain liabilities and provisions. Based on Law 2941/2001, management proceeded to the full adoption of accounting standards provided by the Greek Corporate Law and the Greek National Chart of Accounts and reissued financial statements under Greek GAAP for fiscal years 1998 through 2000. All adjustments deemed necessary for the full adoption of Greek GAAP were recorded in a separate account in shareholders' equity. PPC's first fiscal year was concluded at the end of the year succeeding its transformation into a sociètè anonyme (January 1, 2001 to December 31, 2002), in accordance with its Articles of Incorporation.

(c) ***Conversion of Statutory Financial Statements to IFRS:*** According to Law 2992/2002 (as amended by Law 3229/2004), companies listed on the Athens Exchange are required to prepare their statutory financial statements from fiscal years/periods beginning on or after January 1, 2005 onwards, in accordance with IFRS.

(d) ***Approval of Financial Statements:*** The Board of Directors approved the Group's statutory financial statements for the year ended December 31, 2004 on May 12, 2005 and the respective IFRS financial statements on May 19, 2005. Both IFRS and statutory financial statements are subject to approval by the Group's shareholders at the Annual General Assembly.

(e) ***Use of Estimates:*** The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

(f) ***Reclassifications:*** Certain reclassifications have been made to prior year balances to conform with current year classification.

4. Principal Accounting Policies

The principal accounting policies adopted in the preparation of the accompanying consolidated financial statements, which are consistently applied by the Group, are as follows:

(a) ***Basis of Consolidation:*** The accompanying consolidated financial statements comprise the financial statements of PPC and its subsidiaries, drawn up to December 31 each year. Subsidiaries (companies in which the Group directly or indirectly has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations) have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All significant inter-company balances and transactions have been eliminated. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Group.

(b) ***Investments in Associates:*** The Group's investments in its associates are accounted for under the equity method of accounting. These are entities in which the Group has significant influence and which are neither a subsidiary nor a joint venture of the Group. The investments in associates are carried on the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment value. The consolidated statement of income reflects the Group's share of the results of its associates.

(c) ***Foreign Currency Translation:*** The Group's measurement currency as well as reporting currency until December 31, 2001 was the Greek Drachmae. Effective January 1, 2001 Greece joined the Economic and Monetary Union (E.M.U.) and accordingly, the rate for the Greek Drachmae against the Euro was fixed at GRD 340.75: Euro 1.00. Effective January 1, 2002, the official currency for all E.M.U. Member States is the Euro. Accordingly, as of January 1, 2002, the Group's measurement as well as reporting currency is the Euro. Transactions involving other currencies are converted into Euro using the exchange rates, which were in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency adjustments are reflected in foreign currency gains (losses), net, in the accompanying statements of income.

(d) ***Financial Instruments:*** Financial assets and liabilities, carried on the balance sheet, include cash, cash equivalents, receivables, securities, current liabilities, long-term debt and derivative financial instruments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies included in this note. Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the related contractual arrangement. Interest, dividends, gains and losses relating to financial instruments classified as assets or liabilities are reported as income or expense, respectively. Distributions to shareholders are debited directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

4. Principal Accounting Policies - Continued

(d) Financial Instruments - Continued

(i) ***Fair Value:*** The carrying amounts reflected in the accompanying balance sheets for cash and cash equivalents, receivables, and current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of marketable securities are based on their quoted market prices at the balance sheet date. The fair values of long-term debt are as described in note 22. The fair values of derivative instruments are based on marked to market valuations (discounted cash flow analysis). For all swap agreements, the fair values are confirmed to the Group by the financial institutions through which the Group has entered into these contracts.

(ii) ***Credit Risk:*** The Group has no significant concentrations of credit risk with any single counter party. The maximum exposure to credit risk is represented by the carrying amount of each asset, including derivative financial instruments, in the balance sheet. With respect to derivative instruments, the Group monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any counter party. The counter parties to these contracts are major financial institutions. The Group has a policy of entering into contracts with parties that are well qualified and, given the high level of credit quality of its derivative counter parties, the Group does not believe it is necessary to enter into collateral arrangements.

(iii) ***Interest Rate and Foreign Currency Risk:*** With respect to its long-term debt, the management of the Group closely monitors the fluctuations in foreign currency exchange and in interest rates and evaluates the need to enter into any financial instruments to mitigate those risks, on an ongoing basis. In this respect, the Group enters into interest rate and currency swap contracts to reduce the exposure to interest rate and currency fluctuations. Interest rate swaps are measured at fair value and recognised as assets or liabilities in the accompanying financial statements. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognised in equity. Where a hedged forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement. Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under IAS 39, hence gains and losses are immediately recognised in the statement of income.

(iv) ***Market Risk:*** The Group has not entered into any hedging transactions to cover its exposure to price movements arising from the purchase of natural gas and liquid fuel.

(All amounts in thousands of Euro)

4. Principal Accounting Policies – Continued

(e) ***Property, Plant and Equipment:*** Effective December 31, 2004, land and buildings are revalued to their estimated fair values at that date as determined by independent appraisers. All other fixed assets, with the exception of mines and lakes, will be revalued in 2005. The prior revaluation was effective December 31, 2002. At that time property, plant and equipment (with the exception of mines and lakes) were stated at revalued amounts at their estimated fair values at December 31, 2000 as determined by independent appraisers, less accumulated depreciation. Independent valuations are to be performed once every three to five years. Any valuation increase is credited to the revaluation surplus; any decrease is first offset against an earlier valuation increase in respect of the same fixed asset and thereafter charged to the income statement. Upon disposal of revalued property, plant and equipment, the relevant portion of the revaluation surplus realised in respect of previous valuation is released from the revaluation surplus directly to retained earnings. Subsequent expenditures are capitalised when they appreciably extend the life, increase the earning capacity or improve the efficiency of property, plant and equipment. Repairs and maintenance are charged to expenses as incurred. Additions to property, plant and equipment subsequent to revaluation are stated at acquisition cost less accumulated depreciation. Assets constructed are added to property, plant and equipment at cost, which includes direct technical payroll costs related to construction (inclusive of related employer contributions) and applicable general overhead costs. All assets retired or sold, cost and related depreciation are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the statement of income.

(f) ***Depreciation:*** Depreciation is calculated on a straight-line basis over the average estimated useful economic life of the assets using the following rates:

Buildings and Civil Works:		**Transmission:**	
Hydro power plants	2%	Lines	3%
Buildings of general use	5%	Substations	4%
Industrial buildings	8%		
Machinery and Equipment:		**Distribution:**	
Thermal power plants	4%	Substations	6%
Mines	5%	Low voltage distribution network	6%
Hydro power plants	2%	Medium voltage distribution network	5%
Autonomous diesel power plants	8%	**Transportation assets:**	15% to 20%
Other	12%	**Furniture, fixtures and equipment:**	20% to 30%

(g) ***Lignite Mining Activities:*** PPC owns and operates open-pit lignite mines. Land acquisition (mainly through expropriation) and initial (pre-production) development costs relating to mines are capitalised and amortised over the shorter of the life of the mine and 20 years to their residual value. Exploration and ongoing development costs are charged to the cost of lignite production as incurred. A provision for land restoration is established for the Group's estimated present obligation for restoration and is calculated based on the surface disturbed to date and the average cost of restoration per metric unit. It is accounted for on an accrual basis and is included in provisions (note 23).

4. Principal Accounting Policies - Continued

(h) ***Borrowing Costs:*** The Group follows the benchmark treatment provided in IAS 23 under which borrowing costs are recognised as an expense in the period in which they are incurred.

(i) ***Interest Bearing Loans and Borrowings:*** All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs.

(j) ***Impairment of Assets:*** The carrying values of assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the statement of income. The recoverable amount is measured as the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, after deducting any direct incremental selling costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of the asset and from its disposal at the end of its useful life. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(k) ***Customers' Contributions and Subsidies for Fixed Assets:*** PPC's customers are required to participate in the initial network connection cost (metering devices, substations, network connections etc.) or other type of infrastructure. In addition, PPC obtains subsidies from the Hellenic Republic and from the European Union (through the investment budget of the Hellenic Republic) in order to fund specific projects executed through a specific time period. Customers' contributions and subsidies are recorded upon collection and are reflected as deferred income (customers' contributions and subsidies) in the accompanying balance sheets. Amortisation is accounted for in accordance with the useful life of the related assets, and is included in depreciation and amortisation in the accompanying statements of income (notes 24 and 34).

(l) ***Software:*** Costs of purchased or self-generated software such as payroll, materials and services used and any other expenditure incurred in developing computer software and bringing the software into its intended use. Software costs are amortised on a straight-line basis over a period of three years. Amortisation is included in depreciation and amortisation in the accompanying statements of income (notes 7 and 34).

(m) ***Cash and Cash Equivalents:*** The Group considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

(n) ***Marketable Securities:*** The Group has investments in equity securities that are traded on the Athens Exchange. These investments are classified as available-for-sale and carried in the balance sheet at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted bid prices at the close of business on the balance sheet date. Any unrealised gains or losses are recognised directly in equity. When the investment is sold, collected or otherwise disposed of, or when the carrying amount of the investment is impaired, the cumulative gain or loss, as the case may be, previously recognised in equity is transferred to the income statement.

4. Principal Accounting Policies - Continued

(o) ***Accounts Receivable:*** Accounts receivable, are stated at their face value, net of any provisions for impaired balances.

(p) ***Provisions and Contingencies:*** Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the financial statements but are disclosed when an inflow of economic benefits is probable.

(q) ***Income Taxes (Current and Deferred):*** Current and deferred income taxes are computed based on the standalone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece or other tax jurisdictions in which entities operate. Income tax expense consists of income taxes for the current year based on each entity's profits as adjusted in its tax returns, using current tax rates. Deferred income taxes are provided using the balance sheet liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. No deferred tax asset is recorded if it is not probable that the related tax benefit will be realised. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, using enacted or substantively enacted tax rates at the balance sheet date. Temporary differences giving effect to such taxes are explained in note 28.

(r) ***Revenue Recognition:*** Revenue from all types of customers is accounted for on an accrual basis. At each balance sheet date, unbilled revenue is recorded to account for electricity delivered and consumed by customers but not yet billed (note 11).

(s) ***Materials and Consumables:*** Materials and consumables principally relate to power plant, transmission and distribution network maintenance and are stated at the lower of cost or net realizable value, the cost being determined using the weighted average method. These materials are recorded in inventory when purchased and then are expensed or capitalised to plant, as appropriate, when installed. A provision for slow moving materials is accounted for in the accompanying financial statements (note 10).

(t) ***Lignite:*** Lignite mainly consists of the production cost of lignite, extracted from PPC's own mines. All costs incurred for the extraction of lignite are treated as production costs. Lignite inventories are stated at the lower of production cost and net realizable value, the cost being determined using the weighted average production cost method. Consumption of lignite is separately reflected in operating expenses in the accompanying statements of income. Management believes that lignite reserves are adequate to cover the current and anticipated levels of supply for energy generation by lignite-fired thermal power stations for many years.

4. Principal Accounting Policies – Continued

(u) ***Liquid Fuel:*** Liquid fuel is generally purchased from, a State controlled oil company, Hellenic Petroleum S.A., under a contract, which expires in December 2006. Payments are made in U.S. Dollars. The contract is not accounted for as a derivative as it is a normal purchase contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. The Group has the right to purchase from other suppliers as well. Liquid fuel is stated at the lower of cost and net realisable value. The cost of liquid fuel reflects purchase price plus any taxes (other than VAT), levies and other costs necessary to bring it to its present location and condition and is determined using the weighted average method for the period. Liquid fuel costs are expensed as consumed and are separately reflected in the accompanying statements of income.

(v) ***Natural Gas:*** Natural gas is purchased from a State owned company, Public Natural Gas Supply S.A. ("DEPA") under a contract expiring in 2016. Prices are mainly dependent on the current market prices of heavy oil, gas oil and certain types of crude oil. To a lesser extent they depend on national and international financial indices. Payments are made in local currency. The above contract is not accounted for as a derivative as it is a normal executory contract intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. Natural gas fuel is expensed as purchased and consumed, as the Group does not own any storage facilities. Consumption of natural gas is separately reflected in the accompanying statements of income.

(w) ***Electricity:*** Electricity is periodically purchased under short-term contracts. Electricity costs are expensed as purchased and separately reflected in the accompanying statements of income. Such contracts are not accounted for as derivatives as they are normal executory contracts intended to be settled by the Group by taking delivery in the normal course of business, and for which the Group does not intend to settle net. However, purchases of electricity denominated in U.S. dollars are accounted for as derivative financial instruments since (a) their value changes in response to changes in foreign exchange, (b) there is no initial net investment, (c) they are settled at a future date and (d) they are denominated in a currency which is neither the functional currency of the Group nor the currency in which electricity is internationally traded. They are classified as held-for-trading and are measured and carried at fair value with changes in fair value included in the statement of income.

(x) ***Earnings per Share:*** Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the relevant period. There were no dilutive securities outstanding during the periods presented.

(y) ***State Pension***: As explained in more detail in note 13, the PPC Personnel Insurance Organisation, which was established in January 1, 2000, substitutes PPC in all insurance obligations towards its employees and pensioners. As a result, as far as PPC is concerned, this is a defined contribution scheme from that date on. The Group recognises as an expense the contribution payable to the defined contribution plan in exchange for the service that the employee has rendered to the Group during a period and as a liability to the extent that this has not been paid during the period.

(All amounts in thousands of Euro)

4. Principal Accounting Policies - Continued

(z) ***Post Retirement Benefits***: PPC's employees and pensioners are entitled to supply of energy at reduced tariffs. Such reduced tariffs to pensioners are considered to be retirement obligations (see note 12) and are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions detailed in note 13. Net costs for the period are included in the provisions for risks in the accompanying statements of income and consist of the present value of the benefits earned in the year, interest cost on the benefit obligation, prior service cost, and actuarial gains or losses. The retirement benefit obligations are not funded.

(aa) ***Segment Information:*** The Company presents segment information for its generation, mining transmission and distribution activities (core businesses). Mining activities are separately disclosed for the year ended December 31, 2004. In the prior period mining activities were included in the Generation segment, however, the prior year segment was reclassified from Generation for consistency purposes. The basic principle underlying the presentation of assets, liabilities, expenses and revenues that are not directly assigned to a specific segment is to allocate them based on certain allocation criteria that are consistently applied. Inter-segment revenues are calculated based on each segment's actual and allocated costs plus a margin, based on each segment's capital employed. Mining inter-segment revenues reflect lignite supplied to the Generation segment, generation inter-segment revenues reflect energy supplied to the Distribution segment and, Distribution inter-segment revenues reflect energy supplied to the Generation and Transmission segments.

5. Subsidiaries

The consolidated financial statements include the financial statements of PPC and the subsidiaries listed bellow:

Name	Ownership Interest	Country of Incorporation	Principal Activities
PPC Renewables S.A.	100%	Greece	Engineering, consulting, technical and commercial services
PPC Rhodes S.A. (formerly Cogen S.A.)	100%	Greece	Engineering, construction and operation of a power plant
PPC Telecommunications S.A.	100%	Greece	Telecommunication services
PPC Crete S.A.	100%	Greece	Engineering services, construction and operation of a power plant

On January 31, 2003 the Shareholders' Special General Assembly of Cogen S.A. decided to rename the company to "PPC Rhodes S.A.", and also to change the company's principal activities to engineering, construction and operation of a power plant in the island of Rhodes, in order for the renamed entity to participate in a tender (currently in process) for being licensed to construct a power plant in the island of Rhodes.

In February 2003, PPC's Board of Directors decided to form a new wholly owned subsidiary, "PPC Crete S.A.", whose purpose consists in the engineering, construction and operation of a power plant in the island of Crete for which, a public tender (currently in process) has been issued by the Ministry of Development. Its share capital was set at Euro 1.1 million, divided in 110,000 shares of par value Euro ten (Euro 10) each, and its life was set at 30 years.

(All amounts in thousands of Euro)

6. Property, Plant and Equipment

	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transportation Assets	Furniture & Equipment	Construction in Progress	Total
Cost										
At December 31, 2002	**377,572**	**306,838**	**22,604**	**1,275,333**	**1,486,122**	**11,126,341**	**140,483**	**325,056**	**1,190,559**	**16,250,908**
Additions	2,861	35,991	-	71,021	82,760	889,870	2,399	21,830	723,114	**1,829,846**
Removals/transfers	(727)	-	-	(2,064)	(2,406)	(89,450)	(191)	(3,014)	(1,121,167)	**(1,219,019)**
Other movements	-	-	-	(3,417)	(3,982)	(1,457)	1,011	7,254	506	**(85)**
At December 31, 2003	**379,706**	**342,829**	**22,604**	**1,340,873**	**1,562,494**	**11,925,304**	**143,702**	**351,126**	**793,012**	**16,861,650**
Additions	3,462	29,137	-	30,886	49,635	646,532	14,153	29,125	727,923	**1,530,853**
Removals/transfers	(269)	(11,222)	-	(596)	(329)	(40,547)	(3,586)	(8,081)	(771,707)	**(836,337)**
Revaluation (IFRS 16)	348,215	-	-	255,525	-	-	-	-	-	**603,740**
At December 31, 2004	**731,114**	**360,744**	**22,604**	**1,626,688**	**1,611,800**	**12,531,289**	**154,269**	**372,170**	**749,228**	**18,159,906**

(All amounts in thousands of Euro)

6. Property, Plant and Equipment – Continued

	Land	Mines	Lakes	Buildings	Technical Works	Machinery	Transportation Assets	Furniture & Equipment	Construction in Progress	Total
Accumulated Depreciation										
At December 31, 2002	**-**	**151,305**	**8,522**	**859,643**	**527,986**	**5,335,478**	**126,145**	**254,210**	**-**	**7,263,289**
Additions	-	10,396	452	64,804	39,802	487,085	6,074	32,224	-	**640,837**
Removals/transfers	-	-	-	(1,444)	(887)	(71,783)	(166)	(2,903)	-	**(77,183)**
Other movements	-	-	-	(2,798)	(1,719)	3,696	975	(574)	-	**(420)**
At December 31, 2003	**-**	**161,701**	**8,974**	**920,205**	**565,182**	**5,754,476**	**133,028**	**282,957**	**-**	**7,826,523**
Additions	-	11,888	453	55,117	50,485	512,400	6,532	26,900	-	**663,775**
Removals/transfers	-	(9,557)	-	(152)	(139)	(26,722)	(3,470)	(7,499)	-	**(47,539)**
At December 31, 2004	**-**	**164,032**	**9,427**	**975,170**	**615,528**	**6,240,154**	**136,090**	**302,358**	**-**	**8,442,759**
Net Book Value										
At December 31, 2002	377,572	155,533	14,082	415,690	958,136	5,790,863	14,338	70,846	1,190,559	**8,987,619**
At December 31, 2003	379,706	181,128	13,630	420,668	997,312	6,170,828	10,674	68,169	793,012	**9,035,127**
At December 31, 2004	731,114	196,712	13,177	651,518	996,272	6,291,135	18,179	69,812	749,228	**9,717,147**

(All amounts in thousands of Euro)

6. Property, Plant and Equipment - Continued

Legal Status of Property: PPC is in the process of preparing a detailed listing of all its real property, as such information is not provided by the fixed assets register. PPC is also in the process of perfecting its ownership titles by registering all its property in its name at the relevant land registries, so that it will be able to obtain ownership and encumbrance certificates.

Insurance Coverage: PPC's property, plant and equipment are located all over Greece and therefore the risk of a major loss is reduced. PPC does not carry any form of insurance coverage to date on its property, plant and equipment, except for its information technology equipment. However, PPC proceeded with an international bid concerning the preparation of a feasibility study with respect to the scope of an eventual insurance coverage. The relevant contract between PPC and the lowest bidder was signed on October 8, 2004 and the results of the feasibility study are expected shortly.

Statutory Revaluation of Fixed Assets: In accordance with Greek tax legislation, fixed assets are periodically revalued (every four years). These revaluations relate to machinery (up to 1987), land, mines and buildings and are based on non-industry specific indices that were determined by the Government through Ministerial Decisions. Both cost and accumulated depreciation are increased by these indices while the net revaluation surplus is credited to reserves in equity (statutory revaluation surplus). As such statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" they have been reversed in the accompanying financial statements. As at December 31, 2004, statutory revaluations that had been performed in the past resulted in a total revaluation surplus of Euro 947,342 out of which Euro 531,777 was used to set up part of PPC's initial share capital and the remaining revaluation surplus of Euro 415,565, according to Greek Law, was used for share capital increase in 2002 (note 18).

Appraisal of Fixed Assets: The Company is in the process of revaluing its fixed assets in accordance with its accounting policy. The classes of assets are being revalued on a rolling basis. Land, and buildings were revalued with an effective date of December 31, 2004. The remaining classes of assets are expected to be revalued in early 2005.

The revaluation was carried out by an independent appraiser. The method and the significant assumptions used to revalue the assets are as follows:

(a) All properties appraised were considered to be at the ownership of PPC. Any property identified as not belonging to PPC, was excluded from our valuation.

(b) Properties that, during the appraiser's site inspection, were identified as having major restraints as to their ownership were not valued.

(c) The title deeds, building permits and other similar permits, required by the Greek law, are available to PPC.

(d) All properties appraised are held for use by the Production, Transmission and Distribution divisions of PPC, or for administrative purposes and are expected to be used as such for their remaining useful lives.

(All amounts in thousands of Euro)

6. Property, Plant and Equipment - Continued

(e) IAS 16 was applied with respect to the fair valuation of all properties-land and buildings.

(f) The Fair Value of land and buildings was determined by use of the Market Approach (market-based evidence), undertaken by professionally qualified appraisers. In specific properties, such as dams or special purpose buildings, the fair value was determined by use of the cost approach, and more particularly the depreciated replacement cost method where adjustments were made to reflect the physical, functional and economic obsolescence.

(g) The economic obsolescence was determined by the appraiser by using the income approach, through a Discounted Cash Flow analysis. The economic obsolescence was allocated proportionally to all tangible assets, including real property, except on those valued according to IAS 40, the mine lands and the city sub-stations, since for those categories it was considered that the current use was their highest and best use.

The above appraisal resulted to a net surplus of Euro 620.8 million, which was credited in equity net of the relevant tax of Euro 36.4 million determined on the basis of local Law 3229/2004 governing this revaluation. The portion of the revaluation decrease of Euro 17.1 million which was charged to the "other income (expenses) net" was a result of the decrease in the revaluation below the credit balance which existed as a result of the first revaluation which took places with effective values as of Dcember 31, 2000, since the revaluation decrease was not fully offset against the valuation surplus of the previous revaluation in respect of the same PPC's fixed assets as of December 31, 2000.

(All amounts in thousands of Euro)

7. Software

	2004	2003
Cost		
At January 1	27,189	13,700
Additions	2,344	13,546
Transfers	-	(4)
Disposals	(346)	(53)
At December 31	**29,187**	**27,189**
Accumulated Amortisation		
At January 1	15,932	11,481
Additions	5,058	4,488
Disposals	(84)	(37)
At December 31	**20,906**	**15,932**
Net Book Value	**8,281**	**11,257**

8. Investments in Associates

	2004	2003
HTSO (note 2)	144	144
WIND-PPC Holding N.V. (note 30 (a))	15,691	15,965
Investments through PPC Renewables (currently at pre-operating stage)	1,537	1,505
Total	**17,372**	**17,614**

The Group's interest in the above associates as at December 31, 2004 was as follows:

Name	Ownership Interest	Country of Incorporation	Principal Activities
HTSO	49%	Greece	Note 2
WIND-PPC Holding N.V. (note 30(a))	50% less one share	Netherlands	Telecommunication services
Investments through PPC Renewables	49%	Greece	Energy generation from renewable sources
Larco S.A.	28.56%	Greece	Metallurgical

(All amounts in thousands of Euro)

8. Investments in Associates – Continued

In 2004, the Group increased its investment in WIND-PPC Holding N.V. by Euro 8,000, without changing its ownership interest. The Group's share in the results of operations of WIND-PPC Holding N.V. for the year 2004 was Euro (8,242) (loss) (2003: 26,875 (loss)) and is included in share of loss of associates in the accompanying 2004 statement of income.

In addition the Group's stake in Larco S.A., an ailing company, was acquired prior to 1996 for the amount of Euro 46,788. Due to the poor financial condition of Larco, management determined that the investment has suffered a permanent impairment and, accordingly, the cost of this investment was fully provided prior to 1997.

The only transaction that PPC has with Larco relates to receivables from sales of energy. The receivables from Larco at December 31, 2004 are analysed as follows:

	Balance as at December 31, 2004
2004 receivables from sales of energy	2,597
Receivables from reviewed 2002 invoices	4,653
Receivables from old invoices	32,065
Allowance fro doubtful balances	(32,065)
Net balance as at December 31, 2004	**7,250**

9. Other Non-Current Assets

	2004	2003
Unamortised loan fees and expenses	9,652	12,033

10. Materials, Spare Parts and Supplies

	2004	2003
Lignite	46,476	31,966
Liquid fuel	64,671	50,094
Materials and consumables	526,966	509,268
Purchased materials in transit	84,193	85,596
	722,306	676,924
Less: Provision for slow-moving materials	(139,637)	(139,075)
Total	**582,669**	**537,849**

An additional provision of Euro 562 was made.

(All amounts in thousands of Euro)

11. Trade Receivables

	2004	2003
High voltage	67,163	72,957
Medium and low voltage	438,821	388,569
Customers contributions	9,255	7,754
	515,239	469,280
Unbilled revenue	242,463	236,988
	757,702	706,268
Less: Allowance for doubtful balances	(97,265)	(109,557)
Total	**660,437**	**596,711**

High voltage customer balances relate to (a) receivables from sales of energy to 20 large local industrial companies, which are invoiced at the end of each calendar month, based on individual agreements and actual metering and (b) exports to foreign customers. Medium voltage customers are mainly industrial and commercial companies. Billing is made on a monthly basis based on actual meter readings. Low voltage customers are mainly residential and small commercial customers. The majority of low voltage customers are billed every four months based on actual meter readings, while interim bills are issued every two months based mainly on the energy consumed during the corresponding period in the prior year.

There are different types of invoices for both medium and low voltage customers with different tariff structures based on different types of energy use (commercial, residential, etc). Revenues from the supply of electricity to medium and low voltage customers provided during the period from the last meter reading or billing through each reporting date are accounted for as unbilled revenue.

Allowance for doubtful balances is made for specific balances relating to high voltage customers, while the allowance for medium and low voltage customers is based on the balances reported by the billing system as outstanding in excess of twelve months, for which provisions are made in full. The movement in the allowance for doubtful balances is as follows:

	2004	2003
As at January 1	109,557	105,965
Provision charge	-	5,155
Utilisation	(12,292)	(519)
Reversal of unused portion	-	(1,044)
As at December 31	**97,265**	**109,557**

(All amounts in thousands of Euro)

12. Other Receivables

	2004	2003
Value Added Tax	13,048	7,672
Disputes with tax authorities under legal action	14,043	14,035
Greek Post Office	-	7,372
Social security funds, in dispute	18,059	18,059
Social security funds, current	4,482	6,409
State participation in employees' social security contributions	6,394	6,394
Pensioners' advances, in dispute	5,262	5,262
Loans to employees	13,337	22,064
PPC - Personnel Insurance Organization	37,510	37,510
Allowance for doubtful balances of PPC - Personnel Insurance Organization	(37,510)	(37,510)
Employees' current accounts	1,408	1,670
Receivables from contractors	6,323	7,730
Tax withholdings	3,991	3,981
Receivables from Tellas (related party)	6,549	3,456
Other	3,196	1,806
	96,092	105,910
Less: Allowance for doubtful balances	(27,303)	(26,760)
Total	**68,789**	**79,150**

The amount of "other" in previous year column has been reclassified in order to be comparative to the respective reclassification of the current year.

The allowance for doubtful balances increased by Euro 543 from December 31, 2003 to December 31, 2004 and is included in the allowance for doubtful balances in the Income Statement.

PPC is in dispute with PIO as to the undertaking of the obligation for supplying energy at a reduced tariff to PIO pensioners. Based on opinions obtained by PPC's management from independent legal advisors, this reduced tariff represents an insurance benefit and accordingly the related obligation lies with PIO. As of December 31, 2004, PPC had a receivable from PIO of Euro 37,510, reflecting the energy supplied to PIO pensioners at a reduced tariff, for the period January 1, 2000 to December 31, 2002. PPC has recorded an equal provision against this amount, which has been recognised in the statement of income for the years 2004 and 2003 of Euro NIL and Euro 19,902, respectively.

(All amounts in thousands of Euro)

12. Other Receivables – Continued

Disputes with Tax Authorities: In 1995 the tax authorities performed a preliminary withholding tax audit for the years 1983 until 1995, and assessed to PPC Euro 40,573 relating to supplementary taxes and penalties. In 1998, the tax authorities performed a preliminary income tax audit of the years 1995 to 1997 and assessed additional income taxes and penalties of Euro 30,728. PPC brought the cases before the tax courts by paying initially the amount of Euro 40,255.

In 2004 the Supreme Administrative Court for the cases relating to years 1983 until 1991 ruled in PPC's favour and rejected all the appeals of the tax authorities.

For the years 1992-1994 (withholding tax), the appeals of the tax authorities were accepted by the Supreme Administrative Court and the cases were sent to the relevant Administrative Court of Second Instance to be discussed. For these cases there has been a settlement and PPC has paid during 2004 an amount of Euro 7,087 in six (6) equal monthly payments.

The dispute relating tothe year 1995 the amount of Euro 8,764 (withholding tax) is still pending and for the dispute for the year 1992 involving the amount of Euro 4,779 (income) the case is also pending.

For the disputes relating to the years 1995-1997 (income tax) the Supreme Administrative Court has accepted the appeals of the tax authorities and referred the cases to the Administrative Court of Second Instance to re-examine the appeals. The Company will pay, within the next year, an amount of approximately Euro 18,173 in connection with the above case.

The Company until the final outcome of all these cases, becomes known has established a provision of Euro 46,298 (note 23).

Social Security Funds in Dispute: The amount relates to social security contributions (years 1983-1993) for employees who have worked with other employers before joining PPC. As PPC undertook the obligation for their pensions and other related benefits, part of their contributions to other social security funds (mainly IKA, the major Greek social security fund) has been claimed by PPC. The claim was not accepted by IKA and the case was brought by PPC before the courts. Following an adverse court decision, PPC together with PPC – PIO brought the case again before the courts. The court rejected PPC as a litigant while the case of PPC – PIO, versus IKA is held pending. A respective provision has been established for non-collection of this amount.

State Participation in Employees' Social Security Contributions: The amount represents the claim of PPC by the State for the latter's contribution to the social security contributions of employees who started working after January 1, 1993.

Advances to Pensioners in Dispute: The amount of Euro 5,262 represents an advance payment made in 1993 to pensioners. A respective provision has been established for non-collection of this amount.

Loans to Employees: The amounts, among other type of loans, include non-interest bearing short-term loans extended to employees in order for them to participate in the public offering of PPC's shares in October 2003 and December 2002, respectively (note 18). The respective fair value of these loans (measured at the present value of the future cash flows discounted using the market rate of interest for a similar loan) as at December 31st, 2004 and 2003 amounted to Euro 33 (carrying value of Euro 34) and Euro 13,888 (carrying value of Euro 14,574), respectively.

(All amounts in thousands of Euro)

13. Employee Benefits Obligations

Until December 31, 1999, the basic law defining PPC's obligation with respect to pension, medical and other benefit plans to its employees was Law 4491/1966 as amended and supplemented by laws 1902/1990 and 2084/1992. Under these laws there was no requirement for PPC to establish a separate pension fund and, accordingly, all employee and employer's contributions were vested in PPC. Such contributions, after deducting the pension and healthcare payments, generated a "property" which was quantified by a study conducted in 1995 by independent actuaries namely WYATT-PRUDENTIAL, to approximate, at December 31, 1992, GRD 1,300 billion (Euro 3,815 million). Schemes operated by PPC on behalf of its employees included a main pension plan, an auxiliary pension plan, medical benefits and lump sum payments. According to a latter actuarial study, the liability as of December 31, 1999 arising from the above insurance schemes amounted to approximately GRD3,550 billion (Euro 10,418 million). Up to December 31, 1999, because of uncertainties regarding the level of PPC's legal obligations arising from the pension, medical and other benefit plans of its employees and pensioners, PPC was accounting for such costs on a cash basis. As further discussed in the following paragraphs, effective January 1, 2000, under Law 2773/99 (Article 34), the Greek State substitutes for PPC in all insurance obligations towards its employees and pensioners.

Establishment of the PPC Personnel Insurance Organization ("PIO"): According to Law 2773/1999, a public entity was established under the name "Public Power Corporation-Personnel Insurance Organization" ("PIO"), for the purpose of undertaking the social security schemes of the personnel and the pensioners of PPC, as they were at the date the Law came into effect. Accordingly, effective January 1, 2000, PIO is responsible for the main and auxiliary pension insurance and the health and welfare insurance of its insured persons, as provided by Law 4491/1966. Law 2773/1999 and P.D.51/2001 among others, specify the following:

1. The study conducted by WYATT-PRUDENTIAL in 1995 (see above) for quantifying the "property" incorporated in the assets of PPC has to, effective December 31, 1998, be updated periodically under the same methodology and assumptions used by WYATT-PRUDENTIAL. The State fully acknowledges that the above "property" is incorporated in PPC accounts and substitutes PPC in all insurance liabilities towards its employees and pensioners. Payments made by the State to PIO will be considered as a reduction of the above "property", as updated at any time.

2. The Greek State shall transfer to PIO a percentage of the proceeds from any sale of the State's PPC shares to third parties, equal to 20% for the first 25% of the shares sold and to 15% for any subsequent sale of shares.

3. Until the Greek State establishes specific funds in its national budget, PPC shall continue to cover all insurance costs of its personnel and pensioners. Effective January 1, 2000, PPC will be reimbursed by the State, within the framework described in item (1) above, for any difference between revenues and expenses of PIO, as well as for all expenses incurred by the Personnel Insurance Department of PPC and any other obligations that it may have.

4. During the second quarter of 2002 the Greek Ministry of Finance activated the funds budgeted for the PIO in the State Budget for 2002 (Euro 275.9 million). Effective May 1, 2002 PPC ceased to cover any PIO shortfalls.

(All amounts in thousands of Euro)

13. Employee Benefits Obligations – Continued

5. PPC, by decision of its Board of Directors, shall concede to PIO, without any consideration, the ownership of buildings, vehicles, furniture and equipment of the kinder-gardens, medical centres, holiday camps and other facilities used by the Personnel Insurance Department of PPC at the time the Law enters into force. Any maintenance expenses shall be undertaken by PIO. The Board of Directors of PPC, approved, in three separate decisions (June 2002, January 2003 and April 2003), within the context prescribed by Law 2773/1999, the transfer of full ownership of 2 buildings and of a number of supporting assets (vehicles, furniture, equipment) as well as of partial ownership of 22 other buildings amounting to Euro 1,620 (note 23). The transfer process, pending a number of legal and procedural issues, has not been finalised as yet.

6. PPC shall continue, at least up to December 31, 2002, to render to PIO any support services necessary for the PIO operation (data processing, legal and technical services etc.) at an annual fee that will be agreed by both parties.

7. Any unexpected events that would create extraordinary insurance obligations (e.g. voluntary personnel retirement) are to be incurred by PPC.

In connection with the above:

- According to the pension studies discussed above, it is likely that PIO's liabilities exceed its assets. Although PPC has no legal obligation to cover PIO's deficits, there is no guarantee that PPC will not be required to contribute in meeting future shortfalls.

- Fixed assets that will be transferred to PIO at no consideration (see (5) above) have been initially estimated to amount, at December 31, 2000, to approximately Euro 5,870 (net book value). A provision of an equal amount had been established in the year 2000. Following the transfers of certain assets to PIO during 2003 and 2002 the balance of the aforementioned provision has been reduced to Euro 4,020 at December 31, 2004 and 2003, respectively (note 23). The clearance and reconciliation of the amounts and balances with PIO has not yet been finalised.

PPC ceased paying pensions in the first semester of 2002 and continued to pay other benefits to pensioners until the third quarter of 2002, when the Greek State established specific funds in its national budget to cover all insurance costs. All reimbursable costs and the shortfall as of December 31, 2001, are due from the Greek State while, reimbursable costs and the shortfall incurred subsequently to December 31, 2001 are due from PIO. In 2002, PPC commenced accounting for social security payable to PIO, as follows:

	2004	**2003**
Employees' and employer's contributions (expense recognized)	478,295	505,891
- Less: Payments	(413,807)	(447,020)
- Settlements with respect to PIO shortfall	-	-
Social security payable (note 26)	**64,488**	**58,871**

(All amounts in thousands of Euro)

13. Employee Benefits Obligations - Continued

The movement of balances receivable/(payable) from/(to) the Greek State and PIO is as follows:

	Greek State	PIO	Total
Balance at December 31, 2002	**24,060**	**17,332**	**41,392**
Costs reimbursable by PIO (see (c) below)	-	7,090	7,090
Costs reimbursable to PIO	-	(12,144)	(12,144)
Collections	-	(40,385)	(40,385)
Balance at December 31, 2003	**24,060**	**(28,107)**	**(4,047)**
Costs reimbursable by PIO (see (c) below)			**8,681**
Costs reimbursable to PIO			**(8,827)**
Net balance at December 31, 2004 (note 26))			**(4,193)**

Cost reimbursable by PIO comprise services rendered to PIO by PPC regarding mainly information system services, training services and security services. Cost reimbursable to PIO comprise the cost of medical serviced rendered to PPC employees in mines and thermal plants.

The Group, for prudence purposes and without waiving its claim, has determined and accounted for the present value of the liability that it would assume in case of an unfavourable outcome of the dispute. Such liability, on an actuarially determined basis, at June 30, 2002, amounted to Euro 212,798. An equal provision, net of the related deferred tax asset, was directly recorded as a charge against equity. For the years 2004 and 2003, no amount has been charged to PIO for the energy supplied to PIO pensioners at reduced tariff.

Although events giving rise to the liability discussed above occurred and were known to management subsequent to December 31, 2001, the provision was recorded directly to equity rather than the statement of income in the year 2002, as for statutory reporting purposes the Group recorded the provision directly to equity making use of the provisions of Law 2941/2001 (note 3(b)). As at December 31, 2004 and 2003, the Group had established a total provision of Euro 226,637 and Euro 221,159, respectively.

(All amounts in thousands of Euro)

13. Employee Benefits Obligations - Continued

The details of the actuarial study for the years 2004 and 2003 have as follows:

	2004	**2003**
Present value of unfunded obligations	253,921	248,01
Unrecognised net loss	(27,284)	(26,85
Net liability in balance sheet	**226,637**	**221,15**
Components of net service cost		
Service cost	4,198	3,96
Interest cost	13,273	13,20
Amortization of unrecognised net (gain)/loss	148	-
	17,619	**17,16**
Movements during the year in net liability in balance sheet		
Net liability at beginning of the year	221,159	216,87
Actual benefits utilised	(12,141)	(12,88
Total expense recognised	17,619	17,16
	226,637	**221,15**
Change in benefit obligation		
Defined benefit obligation at beginning of year	248,018	225,97
Service cost	4,198	3,96
Interest cost	13,273	13,20
Actuarial loss	573	17,75
Benefits utilised	(12,140)	(12,88
	253,922	**248,01**
Weighted average assumptions		
Discount rate	5.0%	5.5%
Rate of tariff increase per annum:		
- 2004	-	2.0%
- 2005	2.5%	-
- 2006	1.5%	-
- Up to 2010	1.0%	1.0%
- From 2011 onwards	0.0%	0.0%

(All amounts in thousands of Euro)

14. Other Current Assets

	2004	2003
Advances (mainly to employees)	7,551	6,271
Other	230	495
Total	**7,781**	**6,766**

15. Financial Instruments

	2004	2003
Derivative assets	-	11,194
Derivative liabilities	**(28,475)**	**(47,821)**

Derivative financial instruments represent contracts to purchase electricity denominated in U.S. dollars and interest rate swaps.

- ***Electricity Contracts:*** Certain of the Company's energy purchase contracts are denominated in U.S. dollars and are accounted for as derivative financial instruments. As at December 31, 2004 there were no energy contracts outstanding denominated in USD. The change in the fair value of a contract outstanding in December 31, 2003, estimated using discounted cash flow analysis, at December 31, 2004 and 2003, totaled Euro 10,970 loss (with an amount of Euro 224 being included in energy purchases in the accompanying statements of income) and Euro 2,454 gain, respectively, and is included in foreign currency gains/(losses), net in the accompanying statements of income.

- ***Swap Agreements:*** At December 31, 2004, PPC had five interest rate swap agreements outstanding of a total nominal amount of Euro 627,010.

  Changes in their fair values are included in financial (expense) income, net, in the accompanying statements of income. The net change in fair values of swap agreements for the period ended December 31, 2004 totaled Euro 19,346 gain and is included in financial income.

16. Marketable and Other Securities

	2004	2003
Investees:		
- Heracles Cement S.A.	4,844	4,215
- National Bank of Greece	23,354	15,346
- Evetam	241	241
Total	**28,439**	**19,802**

There were no sales or purchases of equity securities during the years 2004 and 2003. The change in net unrealised holding gain/(loss) on equity securities available for sale totalled Euro 8,638 and Euro 7,235 in the years 2004 and 2003, respectively and was charged to "Marketable securities valuation surplus".

(All amounts in thousands of Euro)

17. Cash and Cash Equivalents

	2004	2003
Cash in hand	585	1,444
Cash at banks	20,680	19,243
Bank of Crete (note 26)	6,806	6,806
Total	**28,071**	**27,493**

Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to Euro 609 and Euro 432, in the years 2004 and 2003, respectively, and is included in financial income in the accompanying statements of income.

18. Share Capital

Under its enabling statute of 1950, PPC was established as a "Public Corporation belonging entirely to the Greek State, operating for the public interest under the supreme inspection and control of the State". A subsequent legislative Decree provided PPC with a special legal status among enterprises within the State sector, stipulating that PPC was not subject to legislative provisions regulating the State sector generally, but rather subject to such provisions only when specifically mentioned. A Presidential Decree in 1985 stipulated that PPC is a public sector corporation, belonging to the Greek State, operating with full administrative, legal and financial autonomy, under the supervision of the Greek State. Until December 31, 2000, the State's special ownership of PPC was evidenced by statute and not by shares or stock in any form.

Under Law 2773/1999 and pursuant to Presidential Decree 333/2000, PPC was transformed, effective January 1, 2001 into a société anonyme wholly owned by the State for the purpose of carrying on the business of an electricity company. Law 2773/1999 also ratified the Articles of Incorporation of PPC, which specify, among other things, the following:

- The Greek State is not permitted to hold less than 51% of the voting shares of PPC, after any increase in its share capital.
- In case the participation percentage of a shareholder or a shareholder's affiliated companies exceeds in total 5% of PPC's share capital, such shareholder will not have the right to vote at the general assembly for the percentage of his shareholding exceeding 5%.
- PPC's fiscal year ends at December 31, of each year. Exceptionally, its first fiscal year was concluded at the end of the year succeeding the year of PPC's transformation into a société anonyme.
- The life of PPC was set for 100 years.

18. Share Capital – Continued

The share capital of PPC S.A. was set at GRD 220 billion consisting of 220 million common registered shares of Greek Drachmae one thousand, par value each. At December 31, 2000, PPC made transfers from equity accounts to set up the share capital of GRD 220 billion, as analysed below (in millions of Greek Drachmae and thousands of Euro):

	GRD	EURO
Contributions by the Greek State	38,797	113,858
Revaluation surplus of:		
- Machinery under Law 1731/1987 (note 6)	164,321	482,233
- Buildings under Ministerial Decision 2665/1988 (note 6)	7,649	22,448
- Part of land under Ministerial Decision 2665/1988 (note 6)	9,233	27,096
	181,203	531,777
Total	**220,000**	**645,635**

The shareholders' General Assemblies held on November 16, and November 22, 2001 approved the increase of the share capital through the issuance of 12,000,000 new common registered shares of Greek Drachmae one thousand par value each and the listing of PPC's shares on the Athens Exchange and their admission for trading, in the form of Global Depositary Receipts, to the London Stock Exchange. These new shares issued were offered to the public at an average price per share of Euro twelve and fifty-eight cents (Euro 12.58). The resulting share premium of Euro 106,679 (net of the related issuance costs of Euro 9,075) is separately reflected in shareholders equity.

Following the decision of the Shareholders' Special General Assembly dated June 6, 2002, PPC's share capital and the nominal value of the shares were converted from Greek Drachmae to Euro, in accordance to the provisions of Article 12 of Law 2842/2000. As a result, PPC's share capital amounted to Euro 679,760 divided into 232,000,000 common shares of Euro two and ninety-three cents (Euro 2.93) par value each. The rounding of the shares' nominal value resulted in a reduction of the share capital by Euro 1,091, which was recorded in equity under a special reserve account and was used in the share capital increase discussed below.

The shareholders' Special General Assembly held on November 15, 2002 and continued and concluded on November 22, 2002, approved the increase of the share capital by Euro 387,440 through the increase of the par value per share by Euro one and sixty-seven cents (Euro 1.67). For the above increase PPC used the reserve resulted from the conversion of the share capital from Greek Drachmae to Euro (Euro 1,091) and part of the fixed assets statutory revaluation surplus discussed in note 6 after eliminating statutory losses of Euro 29,216. As a result, PPC's share capital (fully authorised and issued) amounts to Euro 1,067,200 divided into 232,000,000 common shares of Euro four and sixty cents (Euro 4.60) par value each.

(All amounts in thousands of Euro)

19. Legal Reserve

Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the paid-in share capital. This reserve cannot be distributed through the life of the corporation. For the years 2004 and 2003, the Group established a legal reserve of Euro 12,203 and Euro 9,989, respectively. Accordingly at December 31, 2004 this reserve totalled Euro 33,319 (Euro 21,116 for 2003).

20. Reserves

	2004	2003
Tax free (Law 2238/94)	110,747	98,525
Specially taxed reserves	113,036	113,036
	223,783	211,561
Marketable securities valuation surplus (note 16)	18,279	9,640
Total	**242,062**	**221,201**

Tax-free and specially taxed reserves represent interest income which is either free of tax or a 15% tax is withheld at source. However, if distributed, such reserves are subject to income tax (estimated at approximately Euro 46 million at December 31, 2004). Presently, the Group has no intention to distribute any of its tax-free or specially taxed reserves and accordingly no related deferred taxes have been accounted for. The Group for the years 2004 and 2003, established tax-free reserves of Euro 12,221 and Euro 5,530, respectively.

21. Dividends

Under Greek corporate law, companies are required each year to declare and pay from statutory profits dividends of at least 35% of after-tax profit, after allowing for the legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. A dividend of an amount less than 35% of after tax profit and after allowing for the legal reserve, but greater than 6% of paid-in share capital can be declared and paid with 70% affirmative vote of all shareholders. However, with the unanimous consent of all shareholders a company may not declare any dividend.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a) No dividends can be distributed to the shareholders as long as a company's net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b) No dividends can be distributed to the shareholders as long as the unamortised balance of "Pre-operating Expenses", as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

(All amounts in thousands of Euro)

21. Dividends – Continued

On April 2, 2002, the Board of Directors approved the distribution of an interim dividend of Euro 88,160 (Euro 0.38 per share). As PPC's first fiscal year included the twenty-four months period from January 1, 2001 to December 31, 2002, the above dividends are considered, for statutory purposes, as an interim dividend. As at December 31, 2002 the unpaid balance (not collected yet by the beneficiaries) of these dividends was Euro 99. On June 4, 2003, the Shareholders' General Assembly approved the distribution of additional dividends of Euro 116,000 (Euro 0.50 per share). On April 20, 2004, the Shareholders General Assembly approved the distribution of dividends of Euro 162,400 (Euro 0.70 per share). As at December 31, 2004 the unpaid balance (not collected yet by the beneficiaries) of these dividends was Euro 211. On May 12, 2005 the Board of Directors proposed to the Shareholders General Assembly the distribution of dividends of Euro 208,800 (Euro 0.90 per share)

According to the Greek Corporate law the minimum amount of dividends required to be distributed is approximately Euro 81 million which under the condition of 70% affirmative vote of all shareholders it can be reduced to Euro 63 million.

22. Interest Bearing Loans and Borrowings

	2004	2003
Bank loans	1,773,900	2,485,129
Bonds payable	1,730,000	1,395,878
Bills payable	684	1,186
Total	**3,504,584**	**3,882,193**
Less current portion:		
- Bank loans	346,786	570,310
- Bonds payable	50,000	195,878
- Bills payable	371	359
Total	**397,157**	**766,547**
Long-term portion	**3,107,427**	**3,115,646**

The total interest expense (including amortisation of loan fees and expenses) on long-term debt for the period ended December 31, 2004 and, 2003, amounted to Euro 155,604 and Euro 164,264 respectively, and is included in financial expenses in the accompanying statements of income (note 31).

A further analysis of the PPC's interest bearing loans and borrowings based on interest rate composition (fixed or floating) and currency denominations is given below:

	31.12.2004	31.12.2003
Bank loans and bonds		
- Fixed rate	1,127,374	900,000
- Floating rate	1,330,439	1,830,520
European Investment Bank	916,654	991,845
Project financings	130,117	159,828
Total	**3,504,584**	**3,882,193**

(All amounts in thousands of Euro)

22. Interest Bearing Loans and Borrowings - Continued

Analysing of Borrowing by Currency (including overdraft facilities)

	2004	***2003***
EURO	93.4%	*86.7%*
YEN	0.0%	*0.8%*
USD	0.4%	*0.6%*
CHF	*6.2%*	*11.9%*

During 2004 the Company issued six bonds totaling Euro 530 million. Said bonds are repaid within the period 2005 - 2009.

Forward Contracts: At December 31, 2004, the Company had two groups of currency forward contracts outstanding. One was concluded for the purchase of an amount of CHF 200 million for value date June 13, 2006 and of an amount of CHF 150 million for value date June 13, 2008, relating to the full repayment of two of the balloon installments of a CHF syndicated loan concluded in 2003. The other was concluded for the purchase of an amount of YEN 4,118 billion, for the full repayment of an amortisable EIB loan covering the period January 2005-January 2016.

The annual principal payments required to be made subsequent to December 31, 2004 (based on the exchange rates as at December 31, 2004) are as follows:

	2004	***2003***
On demand or within one year	397,191	*766,547*
In the second year	397,549	*346,285*
In the third to fifth years inclusive	1,830,637	*1,297,742*
After five years	879,207	*1,471,619*
Total	***3,504,584***	***3,882,193***

23. Provisions

	2004	**2003**
Litigation with employees and third parties (note 30(b))	146,877	154,478
Disputes with tax authorities (note 2)	46,550	46,550
Mines' restoration (note 4(g))	18,949	18,298
PIO fixed assets (note 13)	4,020	4,020
Total	**216,396**	**223,346**

In 2004 the decrease in the provision for litigation with employees and third parties of Euro 7,600 is due to an increase of Euro 220 and payments of Euro 7,820. The additional provisions relating to mines restoration of Euro 651 is included in lignite in the income statement.

(All amounts in thousands of Euro)

24. Deferred Customers' Contributions and Subsidies

PPC customers (including the Greek State and Municipalities) are required to participate in the funding of the initial network connection cost (meters, substations, network connections etc.) or other infrastructure. Such customers' contributions and subsidies are recorded upon collection and are reflected in the balance sheet as deferred income. Such amounts are amortised over the useful life of the related assets when these are put in operation. Subsidies' amortisation is recorded against depreciation charge (note 34). In addition, PPC obtains subsidies from the European Union through the investment budget of the Hellenic Republic in order to fund specific projects.

	2004	2003
Cost:		
- Customers' contributions	1,628,670	1,424,284
- Subsidies	719,875	666,294
- Other	80	80
	2,348,625	2,090,658
Accumulated Amortization:		
- Customers' contributions	592,145	503,108
- Subsidies	335,901	311,436
- Other	(566)	(566)
	927,480	813,978
Net Book Value:		
Customers' contributions	1,036,525	921,176
Subsidies	384,620	355,504
Total	**1,421,145**	**1,276,680**

The amount of customers' contributions and subsidies collected for the years 2004 and 2003 totalled Euro 204,387 and Euro 181,207, respectively. Amortisation of customers' contributions and subsidies for the years 2004 and 2003 totalled Euro 113,503 and Euro 99,674, respectively (note 34).

25. Other Non – Current Liabilities

	2004	2003
TAP – HEAP reserve	24,393	24,393
Customers' deposits	362,385	333,155
Other	16	16
Total	**386,794**	**357,564**

TAP-HEAP Reserve: The amount represents a reserve for personnel retirement indemnities established by TAP-HEAP the insurance fund of HEAP, an electric utility company, which was absorbed by PPC in 1985. The amount has been classified as a non-current liability to PIO, which was established in late 1999 (note 13).

(All amounts in thousands of Euro)

25. Other Non – Current Liabilities – Continued

Customers' Deposits: The amount relates to deposits made from customers upon initial connection to the transmission and/or distribution networks and is considered as a coverage against unbilled consumption outstanding as of any time. Such deposits are refundable (non-interest bearing) upon termination of connection by the customer. As the refund of such amounts, which are payable on demand, is not expected to be realised within a short period of time the amounts are classified as non-current liabilities.

26. Trade and Other Payables

	2004	2003
Trade:		
Suppliers and contractors	221,495	198,401
Other	5,771	3,664
	227,266	202,065
Sundry Creditors:		
Municipalities' duties	236,227	211,514
Greek TV	48,722	50,501
Pensioners	703	376
Bank of Crete (note 17)	12,053	12,053
Building sale proceeds	13,294	13,294
HTSO (note 2)	9,328	7,606
Benefits on employee overtime	13,720	8,128
Other	67,132	71,594
	401,179	375,066
Other:		
Social security funds, PIO (note 13)	64,488	58,871
PIO, non-social security related amounts (note 13)	4,193	4,047
Social security funds, other	12,560	11,400
Tax settlement	-	10,377
Lignite levy	12,033	10,009
Taxes withheld	71,950	21,412
	165,224	116,116
Total	**793,669**	**693,247**

(All amounts in thousands of Euro)

26. Trade and Other Payables – Continued

Municipalities and Greek TV: The amounts represent duties collected by PPC through the bills issued to medium and low voltage customers and certain high voltage customers. The payment of such amounts to the beneficiaries is made by PPC at the end of each month and relates to collections made two months prior. For this service PPC charges a fee of 2% and 0.5%, on the amounts collected on behalf of Municipalities and Greek TV, respectively. Such fees for the years 2004 and 2003 totalled Euro 21,858 and Euro 19,902, respectively, and are included in other revenues in the accompanying statements of income (note 31). Furthermore, receivables from Municipalities relating to energy consumption are offset against amounts paid for the duties collected on behalf of the Municipalities.

Bank of Crete: The amount relates to a dispute with the "Old Bank of Crete" since 1989, when the bank was under liquidation due to serious law violations revealed at that time. PPC deposits of Euro 6,806 (note 17) with the bank were blocked, while PPC stopped payments on its loans from the bank then outstanding. The case, following a relevant ruling of the Supreme Court, is pending before the Court of Appeals.

Lignite Levy: Based on Law 2446/1996, effective 1997, PPC is obliged to pay a duty of 0.4% on its gross sales for the development and environmental protection of the three Prefectures (Kozani, Florina and Arkadia) where lignite power stations are in operation.

Building Sale Proceeds: The amount represents the proceeds from the sale of a building located in the centre of Athens during December 1999. Although the net book value of the land and building at the date of sale of Euro 97 was removed from fixed assets and transferred to the profit and loss account, the sale proceeds were recorded as a liability to the new Personnel Insurance Organization PIO – (note 13).

Tax Settlement: In 2000, the tax audit of PPC's books for the fiscal years 1989 through 1999 was completed and additional taxes and penalties of Euro 76,416 were assessed. PPC has agreed with the tax authorities to settle the above amount in five equal annual installments, the first was due in January 2001, after deducting an amount of Euro 24,531 of VAT receivable outstanding at that time. On December 31, 2004 the obligation was paid.

27. Short-Term Borrowings

	2004	2003
Overdraft facilities		
- Credit lines available	255,000	353,478
- Unused portion	(67,950)	(296,378)
- Used portion	**187,050**	**57,100**

At December 31, 2004, PPC had drawn from its bank overdraft facilities an amount of Euro 187,050 bearing interest at EURIBOR plus a margin.

(All amounts in thousands of Euro)

28. Income Taxes (Current and Deferred)

	2004	2003
Current income taxes	174,319	165,157
Deferred income taxes	34,826	5,465
Total income tax expense	**209,145**	**170,622**

The Group is subject to income taxes at 35%.

Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

PPC has been audited by the tax authorities up to December 31, 2000, while its subsidiaries have not been audited by the tax authorities since their inception. For the unaudited tax periods it is not possible to determine the extent of any additional income taxes and penalties that might be assessed, as these will depend on the findings of the tax authorities. For the years 2001-2003 the regular tax audit is in progress. The result of this tax audit can not be presently determined. An analysis and numerical reconciliation between tax expense and the product of accounting profit multiplied by the nominal applicable tax rate is set out below:

	2004	2003
Profit before tax	502,271	475,250
Income tax calculated at nominal applicable tax rate of 35%	175,795	166,338
Tax effect of non tax deductible expenses		
- Non income tax assessments and penalties	2,732	34
- Car expenses	593	461
- Valuation allowance on subsidiaries' carryforward tax losses	-	1,539
- Other	14,076	14,446
Tax effect of non taxable income		
- Interest and other income from bank deposits, marketable securities and discounts	(257)	(2,203)
- Reversal of provision for litigation	(2,738)	-
- Share issuance costs	-	(3,228)
- Other	(1,702)	(6,765)
Tax effect of change in income tax rate	20,646	-
Income tax expense	**209,145**	**170,622**

Based on a recent published law, the rate of the income tax from 35% (for 2004) is reduced to 32% for 2005, to 29% for 2006 and 25% for 2007 and onwards. The deferred income tax was calculated based on the above rates for all the temporary tax differences.

(All amounts in thousands of Euro)

28. Income Taxes (Current and Deferred) – Continued

Deferred income tax assets are recognized for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The movement of the deferred income tax account is as follows:

	2004	2003
At January 1	104,422	109,887
Profit and loss account (charge)	(34,826)	(5,465)
Charge to revaluation reserve	17,891	-
At December 31	**87,487**	**104,422**

Deferred income tax assets and liabilities are disclosed in the accompanying balance sheets as follows:

	2004	2003
Deferred income tax asset	107,023	147,423
Deferred income tax liability	(19,536)	(43,001)
Total	**87,487**	**104,422**

The deferred tax liability comprises the temporary differences resulting mainly from the accounting for fixed assets depreciation at useful life rate rather than statutory rates. The deferred tax asset is mainly due to temporary differences resulting from certain provisions that become tax deductible upon realisation. Deferred income tax assets and liabilities are attributable to the following items:

Deferred tax assets	**2004**	**2003**
Provisions for:		
- Materials and spare parts	8,115	11,164
- Accounts receivable	11,369	15,727
- Risks and accruals	17,218	26,536
- Post retirement benefits (note 13)	56,660	77,406
- Losses of subsidiaries carried forward	15,414	13,964
- Less valuation allowance	(12,767)	(13,964)
Subsidies	2,542	1,875
Fixed assets	1,844	2,582
Derivatives and swaps	6,628	12,133
Gross deferred tax asset	107,023	147,423
Deferred tax liabilities		
Long-term debt fees and expenses	(2,413)	(4,212)
Mining acquisition and development costs	-	(4,311)
Depreciation of assets other than mining equipment	(35,052)	(24,425)
Foreign exchange gains	(4,260)	(10,053)
Temporary differences between the accounting base and the tax base of an asset	22,189	-
Gross deferred tax liability	(19,536)	(43,001)
Deferred tax asset/(liability), net	**(87,487)**	**104,422**

(All amounts in thousands of Euro)

28. Income Taxes (Current and Deferred) – Continued

Management assessed its deferred tax position as at December 31, 2004, and due to uncertainties involved in the realization of the deferred tax assets relating to losses arising in its subsidiaries (available for offset against future taxable profits in the next five years) a valuation allowance of Euro 13,964 was established.

29. Accrued and Other Current Liabilities

	2004	2003
Accrued interest on interest bearing loans and borrowings	42,465	43,088
Natural gas and liquid fuel purchases	36,728	21,361
Energy purchases	775	-
Mining related services	6,528	3,137
Klitos minefield, additional expropriation costs	2,652	2,652
Other	15,763	4,773
Total	**104,911**	**75,011**

30. Commitments and Contingencies

(a) ***Agreement with WIND:*** In August 2001, PPC Telecommunications S.A. entered into an agreement to form a new company with WIND (an Italian telecommunication provider, subsidiary of ENEL S.p.A.). The new company, WIND-PPC Holdings N.V., through its subsidiary Tellas S.A. Telecommunications ("Tellas") started providing fixed and fixed wireless telephony as well as Internet services in Greece in the first quarter of 2003 (note 8). The Group's total estimated equity contribution into Tellas is expected to be approximately Euro 80 million. The Group is also constructing a fibre-optic network along its existing lines (an investment which is expected to amount to Euro 36 million), which is gradually being delivered and leased to Tellas under an agreement expiring on December 31, 2017. PPC is responsible for maintaining the fibre-optic network in good order by taking care of ordinary and extraordinary maintenance. Rentals are receivable annually in arrears based on a formula as defined in the agreement.

(b) ***Acquisition Program:*** In February 2004, the Board of Directors of the Company approved PPC's participation in the tender process for the acquisition of 67% of the shares of three groups of Distribution Companies (a total of 7 companies) in Western Bulgaria, Northeastern Bulgaria and Southeastern Bulgaria. PPC was not selected as the Preferred Bidder.

In December 2004, the Management Committee of Public Power Corporation approved the participation of the Company in the tender process for the privatization of 3 power plants in Bulgaria. The tender comprises the power plants of Varna (6 generating units of 210 MW each, fuelled by imported coal), of Bobov Dol (3 generating units of 210 MW each, fuelled by domestic lignite) and of the district heating plant of Russe (6 small units of a total capacity of 400 MW, fuelled by coal).

(All amounts in thousands of Euro)

30. Commitments and Contingencies – Continued

(b) Acquisition Program - Continued

At the beginning of 2005, the Company decided to restrict its participation in the bidding process to the power plants of Varna and Bobov Dol.

The Company submitted the highest offer the Bobov Dol power plant, equal to Euro 70.9 million and anncouned that it will proceed to a capital increase of Euro 34.4 million in the event it acquires the plant.

The Bulgaria Privatization Agency has not as yet proclaimed PPC as sthe preferred buyer.

(c) ***Ownership of Property:*** According to a study performed by an independent law firm, major matters relating to the ownership of PPC's assets, are as follows:

1. Public Power Corporation S.A. is the legal successor to all property rights of the former PPC legal entity. Its properties are for the most part held free of encumbrances. Although all property is legally owned, legal title in land and buildings will not be perfected and therefore title may not be enforced against third parties until the property is registered at the relevant land registry in PPC's name. PPC is in the process of registering this property free of charge at the relevant land registries following a simplified registration procedure. This process is not yet finalised.

2. In a number of cases, expropriated land, as presented in the expropriation statements, differs (in quantitative terms), with what PPC considers as its property.

3. Agricultural land acquired by PPC through expropriation in order to be used for the construction of hydroelectric power plants, will be transferred, following a decision of PPC's Board of Directors and a related approval by the Ministry of Development, to the State, at no charge, if this land is no more necessary to the PPC S.A. for the fulfilment of its purposes.

(d) ***Litigation and Claims:*** The Group is a defendant in several legal proceedings arising from its operations. The total amount claimed as at December 31, 2004 amounts to Euro 339 million, as further analysed below:

1. **Claims with contractors, suppliers and other claims:** A number of contractors and suppliers have raised claims against the Group, mainly for disputes in relation to the construction and operation of power plants. These claims are either pending before courts or in arbitration and mediation proceedings. The total amount involved is approximately Euro 209 million. In most cases the Group has raised counter claims, which are not reflected in the accounting records until the time of collection.

2. **Fire incidents:** A number of individuals have raised claims against the Group for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993 through 1996 and the total amount involved is approximately Euro 53 million.

(All amounts in thousands of Euro)

30. Commitments and Contingencies – Continued

(d) Litigation and Claims - Continued

3. **Claims by employees:** Employees are claiming the amount of Euro 77 million, for allowances and other benefits that according to the employees should have been paid by PPC. The majority of the above amount relates to periods prior to 1996.

For the above amounts the Group has established provisions, which at December 31, 2004 totalled Euro 146,877 (note 23).

(e) ***Arbitration:*** As at December 31, 2001 the Group was in arbitration proceedings with one of its high voltage customers for the revision of the price at which electricity is supplied (under a contract, which expires in 2006). The arbitration proceeding commenced in February 1999 and related to the electricity supplied during the period for January 1, 1999 to December 31, 2001. In June 2002, the arbitration ruled in favour of the Group. In this respect, the Group was compensated with the amount of Euro 9.2 million (included in other income, (expense), net – note 38) plus interest of Euro 2.2 million (included in financial income) relating to the above period, while billings subsequent to the arbitration ruling are based on the revised prices. During the second half of 2002, a compensation fee of a similar nature of Euro 3.9 million (included in other income, (expense), net – note 38), plus interest of Euro 1.1 million, was billed to another high voltage customer whose billings follow the prices applied to that with whom the Group had entered into the arbitration proceedings.

(f) ***Environmental Obligations:*** Key uncertainties that may influence the final level of environmental investment which PPC will be required to make over the forthcoming decade, include:

1. Several Environmental Permits and operating Licenses have yet to be obtained by individual PPC operating units. This includes some of the mines, Megalopolis A power station, some of the hydroelectric stations and a large part of the national transmission network and the new small exploitations of the Achlada and Klidi mines.

2. The Messochora inhabitants have challenged the last environmental permit granted for the Acheloos project, including Messochora, as well as ancillary specific construction relating to Messochora on environmental grounds and the law relevant to the expropriation of the land for flooding of the Messochora dams. The Group has invested Euro 259.2 million on this project at December 31, 2004. The final hearing to the environmental permit for Acheloos took place on June 4th , 2004 and the relevant decision is expected to be issued. The outcome of the court decision cannot presently be determined.

(All amounts in thousands of Euro)

30. Commitments and Contingencies - Continued

(f) Environmental Obligations - Continued

3. Under IPPC (Integrated Pollution Prevention and Control), the Best Available Techniques for Large Combustion Plants have yet to be defined at a European level. These may: (1) require additional to the already foreseen investments at PPC's larger thermal power plants stations, (2) reduce the hours of operation of its oil fired stations. Under Directive 2001/80/EC, for existing Large Combustion Plants, a pollutants emission reduction plan has been approved by the Board of Directors of PPC, and this includes the following measures:

   - Units I and II of Megalopolis A plant will enter the status of limited hours of operation (20,000 hours each) from January 1, 2008 until December 31, 2015 at the latest.
   - Until the end of 2007, all measures for facing the operational problems of the flue gas desulphurisation plant in unit IV of Megalopolis plant should be completed.
   - Until the end of 2007, all necessary modifications for using low sulphur heavy fuel oil, in all the existing oil fired plants included in the reduction plant, should be implemented.

   PPC's emission reduction plan has been submitted in time to the authorities, in order to be incorporated in the national emission reduction plan of the country, according to the provisions of the aforementioned Directive.

4. The Greek Parliament has ratified the Kyoto Protocol by Law 3017/2002. The European Union has adopted Directive 87/2003/EC for establishing an emissions trading system, which has already being transposed to national legislation by the Common Ministerial Decision No H.Π 54409/2632, Official Gazette No 1931/b, December 27, 2004. According to this Directive, the National Allocation Plan has been prepared by the Greek competent authority, and has been communicated to the European Commission in December 2004 for its approval. The required reductions, mandated by the Hellenic Republic, upon this approval, may affect PPC operations by reducing emissions, purchase emission allowances, or both. The cost of the purchase of emission allowances can not be presently estimated.

5. The extent of contaminated land has yet to be defined for many of PPC's installations. At present, there appears to be no requirement for large-scale remediation projects at PPC's sites in the short term, and it is unlikely that this will be required at the mining areas or at the lignite stations for the foreseeable future. Remediation, however, may be warranted at some of the firm's oil-fired stations, and depots and of its underground cables in the future.

6. PPC has undertaken limited studies on the presence of asbestos-containing materials at its premises. Upon submission by PPC S.A. of a full environmental impact assessment, the Ministry of Environment has issued in May 2004 the environmental permit for the construction and operation by our Company of an environmentally – controlled landfill site for the disposal of the bulk of our asbestos containing material at this facility.

(All amounts in thousands of Euro)

30. Commitments and Contingencies - Continued

(f) Environmental Obligations - Continued

7. Exposure of the public to electromagnetic fields from PPC's transmission lines and substations, is considered to be substantially less than the exposure guidelines thresholds developed by the International Commission on Non Ionising Radiation Protection (ICNIRP) and CENELEC.

31. Operating Lease Arrangement

	2004	2003
Minimum lease payments under operating leases recognised in income for the year	22,100	20,900

At the balance sheet date, the Group's outstanding commitments for future minimum lease payments under non-cancellable operating leases, are approximately the current years lease expenses, which are expected to be stable during the next years.

Operating lease payments represent mainly rentals payable by the Group for certain of its office properties and leases for machinery, vehicles and furniture and equipment. Rentals are fixed for an average term of twelve years and leases are fixed for an average of 1 and 3 year for machinery and vehicles respectively..

32. Revenues

	2004	2003
Energy sales:		
- High voltage	292,160	270,178
- Medium voltage	700,659	669,007
- Low voltage	2,798,677	2,667,444
	3,791,496	3,606,629
Fees charged to HTSO (note 2):		
- Transmission system fees	220,095	207,379
- Administrative fees	10,745	10,253
Other	72,677	73,258
Total	**4,095,013**	**3,897,519**

33. Payroll Cost

	2004	2003
Payroll cost	986,552	914,775
Employers´ social contributions	304,159	281,680
Less:		
- Capitalisation of payroll to fixed assets	(137,737)	(117,477)
- Payroll cost included in lignite production	(267,459)	(257,735)
Total	**885,515**	**821,243**

(All amounts in thousands of Euro)

34. Depreciation and Amortisation

	2004	2003
Depreciation of fixed assets (note 6)	663,776	640,837
Plus:		
- Amortisation of software	5,057	4,488
Less:		
- Amortisation of deferred subsidy income (note 24)	(113,503)	(99,674)
- Depreciation included in lignite production	(93,533)	(97,770)
Total	**461,797**	**447,881**

35. Other Expenses

	2004	2003
Transportation and travel expenses	45,922	28,346
Write-off of projects in progress	-	2,783
Sponsorship to the Athens 2004 Olympic Games	29,938	-
Other	3,433	29,254
Total	**79,293**	**60,383**

36. Financial Expenses

	2004	2003
Interest expense	153,223	161,761
Borrowed capital related costs	4,121	5,349
Amortisation of loans issuance and other fees	2,381	2,503
Other	6,092	6,244
Total	**165,817**	**175,857**

37. Financial Income

	2004	2003
Fair value gain of swaps (note 15)	19,346	24,104
Interest on outstanding energy receivables	7,970	7,214
Interest on bank and time deposits	609	432
Discount on payment of income tax	4,860	5,530
Other	2,427	3,759
Total	**35,212**	**41,039**

38. Other Income (Expense), Net

	2004	2003
Subsidies on expenses	1,940	1,840
Gain on sale of materials and retirement of fixed assets	(6,591)	(4,447)
Devaluation of land, mines and buildings	(17,065)	-
Penalty clauses	5,648	1,902
Income from services rendered	8,297	-
Other	4,521	9,926
Total	**(3,250)**	**9,221**

(All amounts in thousands of Euro)

39. Segment Information

	Mining		Generation		Transmission		Distribution		Eliminations		Consolidated	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Revenues												
Sales to external customers	-	-	-	-	-	-	-	-	-	-	-	-
Sales of electricity, domestic	-	-	-	-	-	-	3,723,981	3,554,377	-	-	3,723,981	3,554,377
Sales of electricity, exports	-	-	67,515	52,248	-	-	-	-	-	-	67,515	52,248
Other sales	9,530	9,634	26,947	27,783	233,114	221,063	33,926	32,414	-	-	303,517	290,894
Inter-segment sales	725,622	703,019	2,845,076	2,875,057	-	-	81,405	119,466	(3,652,103)	(3,697,542)	-	-
Total revenues	**735,152**	**712,653**	**2,939,538**	**2,955,088**	**233,114**	**221,063**	**3,839,312**	**3,706,257**	**(3,652,103)**	**(3,697,542)**	**4,095,013**	**3,897,519**
Result												
Segment result, profit	71,509	102,901	428,397	522,508	78,637	67,020	97,787	(14,416)	-	-	676,330	678,013
Financial expenses	-	-	-	-	-	-	-	-	-	-	(165,817)	(175,857)
Share of loss of associates	-	-	-	-	-	-	-	-	-	-	(8,242)	(26,906)
Income taxes	-	-	-	-	-	-	-	-	-	-	(209,145)	(170,622)
Net profits	-	-	-	-	-	-	-	-	-	-	**293,126**	**304,628**
Segment assets	903,249	967,710	5,016,784	4,756,336	1,374,158	1,301,917	3,707,619	3,146,012	-	-	11,001,810	10,171,975
Unallocated corporate assets	-	-	-	-	-	-	-	-	-	-	233,851	330,444
Consolidated assets	-	-	-	-	-	-	-	-	-	-	**11,235,661**	**10,502,419**
Segment liabilities	252,269	190,486	881,512	567,536	165,754	83,490	2,019,431	1,959,597	-	-	3,318,966	2,801,109
Unallocated corporate liabilities	-	-	-	-	-	-	-	-	-	-	3,691,286	4,217,556
Consolidated liabilities	-	-	-	-	-	-	-	-	-	-	**7,010,252**	**7,018,665**
Capital expenditure	28,128	19,398	454,810	313,652	45,759	87,773	226,941	286,796	-	-	755,638	707,619
Depreciation and amortization	106,250	101,919	260,200	249,596	61,979	71,076	240,404	222,734	-	-	668,833	645,325
Inter-segment costs	46,487	42,236	758,407	777,400	2,133	2,840	2,845,076	2,875,066	(3,652,103)	(3,697,542)	-	-
Other non-cash expenses	3,110	12,522	2,483	4,153	383	2,140	2,228	32,301	-	-	8,204	51,116

The segment information concerns business segments due to the fact that geographical segment is Greece.

(All amounts in thousands of Euro)

40. Summary of Significant Differences Between Greek GAAP and IFRS

As further discussed in (note 3 (a)), the accompanying financial statements have been based on the statutory financial statements, appropriately adjusted and reclassified for conformity with the IFRS standards prescribed by the IASB. The reconciliation of shareholders' equity and net income from Greek GAAP to IFRS and the significant differences applicable to the Group's financial statements, are described below:

The following reconciliation table ("Reconciliation Table") summarises the significant adjustments to shareholders' equity at December 31, 2004 and 2003 that were applied to the statutory financial statements in order to comply with IFRS:

	Item	2004	2003
Shareholders' equity per Greek GAAP		5,245,493	4,459,662
- Account for fixed assets subsidies and customers' contributions as deferred income rather than as part of the shareholders' equity	(a)	(1,416,092)	(1,272,828)
- Reverse depreciation on fixed assets statutory revaluation surplus	(b)	(76,108)	(72,534)
- Account for deferred income taxes	(c)	87,487	104,422
- Account for marketable securities and financial instruments at fair values	(d)	(33,813)	(46,437)
- To defer and amortise loan fees and expenses	(e)	9,653	12,034
- Fixed assets' depreciation	(f)	151,608	77,751
- Unrealised foreign exchange gains/(losses)	(h)	40,176	51,684
- Dividends	(i)	208,800	162,400
- Lignite costing		(875)	(875)
- Other		9,080	8,475
Total adjustments		**(1,020,084)**	**(975,908)**
Shareholders' equity per IFRS		4,225,409	3,483,754

(All amounts in thousands of Euro)

40. Summary of Significant Differences Between Greek GAAP and IFRS – Continued

The Reconciliation Table below summarises the significant adjustments to net income (loss) for the years 2004 and 2003 that were applied to the statutory financial statements in order to comply with IFRS:

	Item	2004	2003
Net income per Greek GAAP		244,061	199,788
Adjustments to:			
- Reverse depreciation on fixed assets statutory revaluation surplus	(b)	-	1,920
- Real estate assets devaluation	(j)	(17,065)	-
- Account for deferred income taxes	(c)	(34,826)	(5,465)
- Account for marketable securities and financial instruments at fair values	(d)	3,986	14,659
- To defer and amortise loan fees and expenses	(e)	(2,381)	(1,405)
- Fixed assets' depreciation	(f)	73,857	67,308
- Income tax		-	8,933
- Tax on revaluation surplus	(g)	36,398	-
- Unrealised foreign exchange gains/(losses)	(h)	(11,508)	3,606
- Reverse unused provisions		-	2,353
- Lignite costing		-	4,233
- Other		604	8,698
Total adjustments		**49,065**	**104,840**
Net income per IFRS		**293,126**	**304,628**

(a) ***Customers' Contributions and Subsidies for Fixed Assets:*** For the purposes of local statutory financial statements subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as a reserve under equity and are amortised on a straight line basis over the useful life of the asset to which they relate. Under IFRS subsidies and customers' contributions received to finance the purchase and/or acquisition of fixed assets are recorded as deferred income under non-current liabilities and are amortised on a straight line basis over the useful life of the asset to which they relate.

(b) ***Statutory Revaluation of Fixed Assets:*** As further discussed in note 6, in accordance with Greek tax legislation, fixed assets are periodically revalued (usually every four years). These revaluations are based on (non-industry specific) indices, which are determined by the Government, through Ministerial Decisions. These statutory revaluations do not meet the criteria required by IAS 16 "Property, plant and equipment" and accordingly have been reversed in the accompanying financial statements.

(c) ***Deferred Income Taxes:*** Greek GAAP does not permit accounting for deferred taxes. As further discussed in note 28, IFRS requires deferred taxes to be accounted for.

40. Summary of Significant Differences Between Greek GAAP and IFRS - Continued

(d) ***Valuation of Marketable Securities and Financial Instruments:*** Under Greek GAAP marketable securities are accounted for at the lower of cost or fair value, while there is no guidance as to the accounting for financial instruments. As further discussed in note 4, IFRS requires accounting for marketable securities and financial instruments at fair value.

(e) ***Loan Issuance Fees and Expense:*** Under Greek GAAP loan fees and expenses are accounted for on a cash basis or may be deferred and amortized over a period of five years, at maximum. For statutory reporting purposes, such costs are accounted for on a cash basis. Under IFRS loans are carried at amortized cost and accordingly such costs are deferred and amortised using the effective interest rate method. If any debt facilities have been modified from their original terms, the associated debt costs that have been deferred are written-off/amortised over a different period depending on the terms that have changed.

(f) ***To Account for Depreciation on, Minefields, Mining Equipment and Transmission Lines in Accordance with Useful Lives Rather than Statutory Depreciation Rates:*** Under Greek GAAP depreciation is calculated based on rates determined by the tax authorities which may differ from the fixed assets' estimated useful lives based on which depreciation is accounted for under IFRS.

(g) ***Tax on Revaluation Surplus:*** Under Greek GAAP, the tax on the revaluation surplus was recognized as tax expense in the period in which the revaluation is posted to the fixed asset register. Under IFRS, this tax expense is debited directly to revaluation reserve.

(h) ***Unrealised Foreign Exchange Gains:*** Under Greek GAAP unrealised foreign exchange gains arising from year/period end valuation of monetary assets and liabilities denominated in a foreign currency are deferred and are recognised in the statement of income when they become realised. Under IFRS such foreign exchange gains are immediately recognised in the income statement.

(i) ***Dividends:*** Under Greek GAAP dividends are recorded against equity and as an obligation upon closing of the statutory books and are subject to approval by the Group's shareholders at the Annual General Assembly. Under IFRS no dividends are accounted for unless paid and/or approved.

(j) ***Real Estate Assets Devaluation:*** As further discussed in note 6, PPC proceeded to a revaluation of its real estate assets as of December 31, 2004. The revaluation took place based on an appraisal by an independent firm. The amount of Euro 17,065 represents negative surplus which was arisen from the revaluation which was charged in the Income Statement as there was not any surplus from the past which could set-off this negative surplus, according to IAS 16.

6.2 Legal Proceedings

We are currently defendants in a number of legal proceedings (court actions, arbitration and mediation proceedings), all in Greece, incidental to our mining and electricity-related operations. The pending legal proceedings include various civil and environmental claims, disputes relating to the construction and operation of several power stations, and other matters that arise in the normal course of business. While some of these legal proceedings have been judged in our favour at the first and second instance, because of the nature of these proceedings, we are not able to predict the ultimate outcomes, some of which may be unfavorable to us. In addition, some of these proceedings have been brought on behalf of various groups of employees and pensioners. Although we do not believe the plaintiffs will be able to obtain judgment for the amounts claimed, there can be no assurance of this.

Our total estimated exposure in respect of the legal proceedings we are currently defending against excluding interest, imposed by law or contract as of December 31st 2004, is €339 million. We have established a reserve for litigation and contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential liability. We have summarized below the most significant proceedings in which we are involved.

Claims with constructors, suppliers and other claims

We are currently the defendant in a number of civil actions brought against us by several construction companies claiming mainly increased compensation under construction contracts with us. The aggregate value of above and other claims is approximately € 209 million. In addition, differences between the Company and technical companies, which had taken over the construction of energy stations as underwriters, hang in doubt,

Fire incidents

A number of individuals have raised claims against the Company for damages incurred as a result of alleged electricity-generated fires. The cases relate mainly to the years 1993-1996 and the total amount involved is approximately €53 million.

Employees 'and pensioners 'claims

Over the last five years, there have been a number of actions initiated by employees and pensioners, claiming various salary supplements, allowances and pension benefits. The sums claimed pursuant to such actions amount to approximately € 77 million.

6.3 Insurance

We face risks of accidents in our operations, including the risk of fire and risks related to construction activities, transportation and third-party liabilities. We require our contractors to maintain insurance in respect of the usual risks associated with construction activities. In addition, we obtain insurance for the transportation of fuel, for our points of service where bills are paid, and for our information technology equipment. We do not obtain insurance for our car fleets, as we are specifically exempted by law from doing so. We do not obtain insurance cover for the usual risks associated with our stations, transmission, and distribution assets, property, equipment (other than our information technology equipment) and operations as well as environmental liabilities.

Finally, we assigned to the company "MARSH ltd" the project of conducting a study for the handling of covering risks that our company is facing. The project will be completed in the near future.

6.4 *Persons who may perform Stock Exchange Transactions under restrictions*

Pursuant to article 8 of the new corporate governance law 5/204/14.11.2000, those members of our Board of Directors, our General Managers and other persons who could be considered insiders of the Company who are required to perform stock exchange transactions under certain restrictions are listed in the table below:

Name	Position
Paleokrassas Ioannis	Chairman
Maniatakis Dimitris-Antonios (1)	Managing Director
Athanasia Paraskevi	Member
Theodoropoulos Spyridon	Member
Magirou Evangelos	Member
Manos Ioannis	Member
Panagopoulos Ioannis	Member
Moisis Raphael (2)	Member
David Charalambos	Member
Loftsalis Panayoitis	Member
Petrou Anastasios	Member
Anastasiadis Grigoris	Chief Financial Officer
Kitsos Theodoros (3)	Human Resources and Organization General Manager
Kavouridis Konstantinos	Mines General Manager
Panetas Konstantinos	Generation General Manager
Vasiliadis Konstantinos	Transmission General Manager
Gagaoudakis Nikolaos	Distribution General Manager
Economou Anargiros (4)	Legal Counselor
Kambanis Giorgios	Auditor - Deloitte
Karavas Michalis	Auditor - Deloitte
Kartsakli Athina	Auditor - Deloitte
Giouroukos Epaminondas	Auditor - Deloitte
Ganotakis Dimitris	Auditor - Deloitte
Gergopoulos Tilemachos (5)	Auditor – Deloitte
Varvitsiotis Panayiotis	Auditor - Deloitte
Chardaloumba Irini	Auditor - Deloitte
Koliva Maria	Auditor - Deloitte
Mbournis Giorgios	Auditor - Deloitte
Kalatzis Nikos	Auditor - Deloitte
Agelopoulos Giorgios	Financial Department Director (FD)
Ioannidou Thalia	Internal Auditing Director
Kritsotakis Michael	Housing Director
Beskou Maria	Communication Director
Papakonstandinou Dimitris	Strategy & Planning Manager
Stathis Dimitris	Managing Director' s Office Manager
Tsikripis Konstantinos	Financial & Administrative Control Manager
Christidis Chrisostomos	Tests – Research Standard Manger
Kokkalis Ioannis	Planning & Performance Manager
Aravantinos Nikolaos	Information Technology Manager
Eftaxias Giorgios	Materials, Purchasing & Transportation Manager
Mastrokalou Flora	Human Resources Manager

Name	Position
Tolaki Maria	Health & Safety Manager
Stefanidis Michael	Training Manager
Panayiotakis Emmanuel	Organization Manager
Chaloulos Konstantinos	Mines Planning & Performance Manager
Galitis Nikolaos	Mines Human Resources Manager
Vlachantonis Antonios	Mines Environment Manager
Maroudas Giorgios	Mines Engineering & Development Manager
Papanikolaou Giorgios	Megalopolis Lignite Center Manager
Papageorgiou Christos	West Macedonia Lignite Center Manager
Nikolaidis Spyridon	Mines Materials & Purchasing Manager
Kopanakis Ioannis	Generation & Planning Performance Manager
Chorianopoulos Nikolaos	Generation Human Resources Manager
Tsadari Vasiliki	Generation Environment Manager
Mizan Avraam	Thermal Products Engineering & Construction Manager
Triantafillis Giorgios	Hydroelectric Projects Development Manager
Chantavas Athanasios	Thermal Power Plants Operations Manager
Leris Giorgios	Hydroelectric Power Plants Operations Manager
Posidon Christos	Energy Management Manager
Karalazos Lazaros	Generation Materials – Fuel & Purchasing Manager
Vassos Spyridon	Transmission Planning & Performance Management Manager
Karlos Nikolaos	Transmission Human Resources Manager
Maisis Alvertos	Transmission External Relation Manager
Tsekouras Nikolaos	Transmission System Manager
Strintzi Frideriki	Transmission New Projects Manager
Mbousdekis Dimitrios	Transmission Materials & Purchasing Manager
Maris Apostolos	Distribution Planning & Performance Management Manager
Sambanis Stylianos	Distribution Human Resources Manager
Stavropoulos Dimitris	Network Constructions & Maintenance Manager
Antonopoulos Grigoris	Network Assets Management Manager
Efstathiou Panayiotis	Retail Department Director
Kollias Giorgios	Supply Department Director
Stavridis Nikolaos	Renewable Energy Sources Manager
Veikos Panayiotis	Distribution Materials & Purchasing Manager
Savidis Spyridon	Attica Region Manager
Papanikolaou Theologos	Macedonia – Thrace Region Manager
Lathouris Dimitrios	Central Hellas Region Manager
Samaltanos Christos	Islands Region Associate Director
Georgiou Loukas	Islands Region Associate Director
Milonas Spyridon	Peloponnese – Epirus Region Associate Director
Exakoustidis Eleftherios	FD Associate Director
Douridas Agelis	FD Associate Director
Prinos Xenofon	FD Associate Director
Mbroustis Michael	FD Associate Director
Antoniadis Konstantinos	Tax Law & Instruction Section Head
Filiou Vasiliki	Tax Liability Execution Section Head
Aivaliotakis Konstantinos	Internal Auditing Section Head
Karatzas Vasilios	Internal Auditing Section Head
Tzima-Giza Theophania	Internal Auditing Section Head
Tsirbas Sotirios	Internal Auditing Section Head
Koutroulis Efthimios	General Accounts Department Section Head
Tsiligiannis Vasilios	Section Head of Detailed Accounting
Name	**Position**

Onasoglou Marianthi	Head of Investor Relations Entity
Alexopoulos Ioannis	Head of Company Announcements Entity
Hellenic Republic	Shareholder (more than 20%)
PPC CRETA S.A.	Subsidiary
NORTH PELLIS S.A.	Subsidiary
PPC RENEWABLES S.A.	Subsidiary
PPC RENEWABLES – DIEKAT ENERGY M.Y.H.E. GITANI S.A.	Subsidiary
PPC RENEWABLES – TERNA ENERGIAKI S.A.	Subsidiary
PPC RENEWABLES – ROKAS ABEE	Subsidiary
PPC TELECOMMUNICATIONS S.A.	Subsidiary
WIND-PPC HOLDING NV	Subsidiary
TELLAS S.A.	Subsidiary
PPC RHODES S.A.	Subsidiary

(1) In 31.12.2004 Mr. Stergios Nezis held that position. After his resignation, according decision 28/2/2005 of the Special General Assembly and the decision 1/3/2005 of the Board of Directors, Mr. Maniatakis is the Chief Executive as at 10/3/2005.

(2) After Mr. Stergios Nezis' resignation, Mr. Raphael Moisis was elected member of the Board of Directors according to the decision 1/3/2005.

(3) As of 31/12/2004 the position was held by Giorgos Manolopoulos.

(4) As of 31/12/2004 the position was held by Emmanuel Deloukas.

(5) As of 31/12/2004 the position was held by Alexandra Kostara

6.5 Form and transfer of shares

Our ordinary shares are in registered and dematerialised (book-entry) form. Transfers of ownership of dematerialised shares are effected through the Athens Exchange (ATHEX) and the Central Security Deposit (CSD). The securities accounts of the investors are credited and debited by the account operators after each transaction. Transfers may also be effected, subject to certain requirements pursuant to Law 3632/1928, through an "off-exchange" transaction under a written agreement. A copy of this agreement, together with a form indicating the securities accounts of the parties, must be delivered to the CSD, which subsequently registers the transfer in its records.

The CSD issues certificates to shareholders containing provisions regarding the status of the shareholders, the share identification data, the number of shares owned, the reason for the certificate's issuance, and any possible encumbrances over the shares. These certificates are issued by the CSD following a shareholder's request addressed to the CSD, either directly or through an account operator. Certificates may also be issued directly by an account operator through the Dematerialised Securities System ("DSS"), following a shareholder's request to the account operator, provided that the shares for which the certificates are requested are held through an account managed by the account operator. The person whose name appears in the records will be considered to be the shareholder of a dematerialised share.

Pursuant to Greek law and under limited circumstances, companies may purchase their own shares. The most common of such circumstances is the acquisition of shares by a company for the purposes of distribution of the company's shares to its employees or to the employees of an affiliated company.

In addition, companies whose shares are listed on the ATHEX may acquire, directly or through a third party, shares representing up to 10% of their own share capital. This process allows stabilisation of a company's share price in circumstances where it is believed that the share price is substantially lower than that which would correspond to the state of the market, given the financial condition and prospects of the company. According to Greek company law, the decision to stabilise is taken by the company's general meeting of shareholders on the basis of a 20% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general meeting, plus one share. According to our articles of incorporation, a 50% quorum of the entire paid-up share capital and an absolute majority of 50% of the paid-up share capital represented at the general meeting, plus one share, is required for us to take a decision to stabilise. The decision of a company's board of directors to convene a general meeting and the decision of the general meeting of the shareholders must be communicated to the ATHEX and the Capital Markets Committee (CMC). The purchased shares

must be fully paid-up and acquired from the market and the Collective Investments in Tradeable Securities Organisations ("OSEKA"); otherwise, the purchase may be declared invalid by the CMC. The purchased shares must be sold or distributed to the company's employees within three years of their purchase, or else they must be cancelled. The board of directors must communicate both the decision to sell and the decision to cancel to the ATHEX. In addition, the decision to sell must be published in at least two daily newspapers with circulation throughout Greece, at least 10 days in advance of the purchase, and any decision to cancel the purchase must be communicated to the Ministry of the National Economy. All shares acquired by us cannot be voted, but may be taken into account for the purpose of assessing a quorum.

6.6 Disclosure requirements

When, as a result of a transfer of shares listed on the ATHEX, a person owns or indirectly controls a percentage equal to or greater than 5%, 10%, 20%, 33%, 50% or 66% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the company and the ATHEX of his holdings and percentage of voting rights in writing within one calendar day. When a person holds an interest of more than 10% of the voting rights of a company whose securities are listed on the ATHEX and that person's interest increases or decreases by more than 3% (or 1% when the shares of the company have been listed on the ATHEX for less than 12 months) of the total voting rights in the company, then that person is similarly required to notify the company and the ATHEX authorities within one calendar day, and at the latest one hour prior to the commencement of the ATHEX session that follows the transaction.

Decision 14212/1/195/19.07.2000 of the CMC regulates the public take-over bid for securities that are listed on the ATHEX. Pursuant to this decision, anyone who proceeds with a take-over bid for a public company must address to the shareholders a bid for the acquisition of at least 50% of the total number of shares of that company, specifying the minimum number of shares which must be accepted for the bid to remain in force. In addition, any person who acquires shares and as a result of such acquisition holds more than 50% of the total voting rights of the company for whose shares he is bidding, is obliged within 30 days to make a public take-over bid for the remaining shares of that company (subject to certain exceptions and qualifications).

Such a public take-over bid must be announced, prior to its announcement to the public, to the CMC and the board of directors of the target company; and within the next day, in the Daily Price Bulletin of the ATEHX, one major daily newspaper, one major financial newspaper, and if the company is listed on a foreign stock exchange, in a financial newspaper at the registered seat of that foreign stock exchange. The bidder must also issue and make public (following the approval

of the CMC) an information memorandum containing certain data required by the CMC. The results of the bid are to be published within 48 hours of the end of the acceptance period.

If a shareholder holds 10% or more of any class of shares of a listed company and intends within three months or less to acquire or transfer shares of the same class representing more than 5% of the share capital of the company, then the shareholder must notify the ATHEX of the intended transaction volume, the time period within which the transactions will be effected, and the brokerage company through which the transactions will be effected.

For 30 days from the end of the period for which quarterly financial statements of the company are being issued, or for a shorter time period until the publication of such financial statements, as well as from the time any confidential information comes to their possession in any way, shareholders holding more than 20% of the share capital of a company, members of a company's board of directors, executive officers of a company, a company's internal auditors and legal counsel, as well as a company's affiliates, may effect transactions in shares of the company or in derivatives related to shares of the company or its affiliates, only after prior notification to the board of directors of the company and publication of such notification in the Daily Price Bulletin of the ATHEX at least one day prior to the transaction.

6.7 Voting rights and restrictions

Each share gives the holder the right to cast one vote at a general meeting of shareholders. Should the participation percentage of a shareholder or affiliated companies exceed 5% of our share capital, such shareholder will not have the right to be present and vote at the general meeting for that part of his holding which exceeds 5%.

Banks and other organisations with registered officers abroad which, according to the laws of the country of their establishment based on the shares they hold, issue titles or depository receipts representing shares (and provided such titles have been issued in favour of a particular shareholder at a percentage above 5%), will not have the right of presentation and voting in favour of the specific shareholder for the percentage of the shareholder's holdings exceeding 5%.

The Hellenic Republic cannot, by law, hold less than 51% of our voting shares after each increase of share capital.

6.8 *Dividends*

We may only pay dividends out of profits for the preceding financial year and any distributable reserves, after the annual financial statements are approved by the general meeting of shareholders. Before the payment of dividends, we must allocate annually 5% of our net profits to the formation of a legal reserve until this legal reserve equals, or is maintained at a level equal to, at least one-third of our share capital.

According to our articles of incorporation and Greek company law, we are required to pay a minimum dividend equal to the greater of (a) 6% of our paid-up share capital or (b) 35% of our net profits for that year after the formation of legal reserves. According to Law 148/1967, as amended, a company's general meeting, acting with the majority of at least 65% of the paid-up share capital, may decide not to pay the minimum dividend. In this case, the undistributed dividends of up to at least 35% of the net profits for that year are transferred to a special reserve account. This reserve account must be capitalised within four years from its formation by the issuance of new shares, which are distributed to the shareholders as a share dividend. By a resolution of the general meeting, passed by a majority representing at least 70% of the paid-up share capital, the undistributed dividends can be transferred into reserves or otherwise applied. Under our articles of incorporation, the general meeting of shareholders can decide to distribute any net profits remaining after allocation to the ordinary reserve and distribution of the minimum dividend through the issuance of new shares, which are distributed to the shareholders as share dividends. This decision requires an Increased Quorum and Increased Majority, each as defined below. However, the decision not to distribute a dividend of net profits equal to 6% of the share capital would require a unanimous decision of all shareholders present at a general meeting of our shareholders.

Within six months following the end of our financial year, an annual general meeting of our shareholders is convened to approve our financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general meeting is duly convened when a quorum representing one-third of the paid-up share capital is present. Decisions of the annual general meeting are taken by an absolute majority of voting shareholders in attendance. The amount approved for distribution shall be paid to shareholders within two months of the resolution approving our annual financial statements. Dividends not claimed by shareholders within five years of their distribution are forfeited in favour of the Hellenic Republic.

According to Greek company law, we may pay interim dividends with the approval of the Board of Directors if, at least 20 days before such payment, our interim financial statements are submitted to the Greek Ministry of Development and published in the Greek Government's Gazette and in a Greek financial newspaper. Such dividends cannot exceed one half of the net profits as set forth in the interim financial statements. The Board of Directors has the authority to

declare and pay such dividends without obtaining the approval of shareholders at the general meeting.

Finally, according to our articles of incorporation and Greek company law, no distribution may be made if at the end of the last financial year our own funds as shown in the balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

6.9 General meeting of shareholders

Pursuant to our articles of incorporation and Greek company law, the general meeting of shareholders (which is the supreme corporate body of a Greek Société Anonyme) is entitled to decide on any and all company affairs. Its resolutions are binding on our Board of Directors and Executive Officers as well as all shareholders, including those absent from the general meeting and those dissenting.

The general meeting is the only competent body to decide, among other matters: (a) the extension of the duration of our company, our merger, revival, de-merger or dissolution; (b) amendments to our articles of incorporation; (c) increases or reductions of our share capital (except for increases authorised by the Board of Directors, as described below); (d) the issuance of bonds or convertible bonds (except for the issuance of convertible bonds authorised by the Board of Directors, as described below); (e) election of members of the Board of Directors and the Chairman; (f) the appointment of auditors and liquidators; (g) the distribution of annual profits; (h) the approval of the annual financial statements; (i) transformation of the company into a different corporate form; and (j) the release of the Board of Directors and auditors from liability upon acceptance of the financial statements.

The ordinary general meeting is in principle convened by the Board of Directors and is held regularly within six months of the end of each financial year. The Board may convene an extraordinary general meeting as and when it deems necessary. According to our articles of incorporation and Greek company law, chartered auditors are also entitled to request the Chairman to convene an extraordinary general meeting within ten days of the notification of such request.

A simple quorum for our general meeting is met whenever shareholders holding at least 50% of the paid-up share capital are present or represented at the meeting ("Simple Quorum"). If a Simple Quorum is not achieved, the general meeting convenes again within 20 days from the date of the previous meeting. At such adjourned meeting, the general meeting is in quorum and decides lawfully on all items of the initial agenda whenever shareholders holding 20% of the

paid-up share capital are present or represented at the meeting. In case such quorum is not obtained, the general meeting convenes again within 30 days from the date of the previous meeting. At this subsequent meeting, the general meeting is in quorum and may decide on all items of the initial agenda irrespective of the number of shareholders present.

Certain extraordinary resolutions by the general meeting require, however, an increased quorum of two-thirds of the paid-up share capital, present either in person or by proxy ("Increased Quorum"). These extraordinary resolutions include: (a) a change in our objects; (b) an increase in the obligations of shareholders; (c) an increase in our share capital, if such increase is not made pursuant to a decision of our Board of Directors in accordance with our articles of incorporation, or enforced by law, or made after a capitalisation of reserves; (d) a reduction of our share capital; (e) the limitation or waiver of the pre-emptive rights of our shareholders where an increase in our share capital is not effected through a contribution in kind or the issuance of convertible bonds; (f) the merger, de-merger, conversion, extension of duration or dissolution of our company; (g) the issuance of a loan by bonds convertible into shares, if this issuance is not made pursuant to a decision of our Board of Directors in accordance with our articles of incorporation; (h) the granting or renewal of the power of the Board of Directors to increase our share capital; (i) any amendment to provisions of our articles of incorporation governing the definition and use of increased quorum and majority; (j) the alteration of our way of disposing of profits; and (k) change of our nationality.

In the event that an Increased Quorum is not achieved, the general meeting is adjourned and the required quorum at the adjourned general meeting is met when shareholders representing at least 50% of the paid-up share capital are present. Furthermore, where this 50% is not achieved, the adjourned general meeting will be quorate when shareholders representing at least one-third of the paid-up share capital are present or represented by proxy.

In general, resolutions at a general meeting are passed by a simple majority of the votes present or represented by proxy ("Simple Majority"). However, when an Increased Quorum is required, resolutions at a general meeting are passed by a majority of two-thirds of the paid-up share capital present or represented by proxy ("Increased Majority"). The same rule applies in case of any adjourned general meeting requiring an Increased Quorum.

6.10 Issue of ordinary shares and pre-emptive rights

Our share capital may be increased pursuant to a decision adopted by a general meeting of shareholders. This decision of a general meeting requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general meeting will be held that will require a quorum of 50% of the paid-up share capital; and if such quorum is again not achieved, the quorum requirement for the third general meeting decreases to one-third of the paid-up share capital. This decision of a general meeting must be adopted by a majority of two-thirds of the votes present or represented thereat. In all cases where our reserves exceed 25% of the paid-up share capital, a decision of a general meeting with Increased Quorum and Increased Majority is required to increase our share capital.

For a period of five years after incorporation as a Société Anonyme, our share capital may be increased, pursuant to a decision taken by a two-thirds majority of the Board of Directors, (a) by an amount not exceeding the initial paid-up share capital (€ 645.6 million) or (b) by taking out a loan or issuing bonds convertible into shares up to an amount not exceeding half of the paid-up share capital. The general meeting of shareholders may increase our share capital by the issue of new shares up to an amount no greater than five times the initial paid-up shares capital (€ 645.6 million) pursuant to a decision taken by a Simple Quorum and Simple Majority of the shareholders at a general meeting. Authorisations may be renewed by a resolution of the shareholders in a general meeting for a period of time not exceeding five years in each case. Thereafter, under our articles of incorporation and Greek company law, the Board of Directors may increase our share capital by issuing new shares or by taking out a loan or issuing bonds convertible into shares for the first period of five years after incorporation and, after the end of such period, pursuant to a grant of authority under a decision of a general meeting which requires a quorum of two-thirds of the paid-up share capital and a majority of two-thirds of the votes present or represented at the general meeting. The share capital increase may not exceed one-half of the amount of the paid-up share capital at the date when this authority was granted to the Board of Directors. The decision of the Board of Directors must be approved by a two-thirds majority of the Board . The Board's authority is granted for a five-year period, and may be renewed by a general meeting for a further five-year period. If our reserves exceed one quarter of the paid-up share capital, a decision by our general meeting of shareholders taken by an Increased Quorum and Increased Majority is always required for an increase of our share capital.

An increase of our share capital approved under the preceding paragraph will not require an amendment to the articles of incorporation. Any other increase of our share capital must be effected by amending the articles of incorporation. All share capital increases which are not effected through contributions in kind, or by issuing bonds convertible into shares, shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in our company, unless the pre-emptive rights of the shareholders have been limited

or waived by a decision of a general meeting. This decision of a general meeting requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, the quorum requirement decreases to 50%, and then to one-third of the paid-up share capital. The required majority for a decision of a general meeting is an Increased Majority. If and to the extent that the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least one month), the Board of Directors can dispose of the surplus shares.

6.11 Rights on liquidation

A liquidation procedure involves the dissolution of our company either (a) after expiration of the initial duration period of our company, or (b) following a relevant decision of the general meeting taken by a quorum of shareholders representing two-thirds of our paid-up share capital being present or represented at the general meeting and two-thirds voting majority of the shareholders present or represented in such general meeting. During liquidation, a general meeting has the authority to designate at least two liquidators who have all the rights ordinarily held by the Board of Directors. One of the liquidators represents the minority shareholders. The Board of Directors ceases to exist upon the appointment of the liquidators.

Upon the passing of the resolution on liquidation, the liquidator(s) shall drawup an inventory of all our assets, complete pending transactions and sell our assets to the extent necessary to discharge our liabilities (excluding all amounts owed to the shareholders). Following the discharge of all our liabilities, the Board of Directors or the liquidator(s), as the case may be, shall reimburse the shareholders in full satisfaction of all amounts due to each of them in respect of their initial or further capital contributors and shall distribute to the shareholders pro rata the remaining Company assets.

During the liquidation procedure, the general meeting is entitled to all rights under our articles of incorporation and Greek company law.

6.12 Rights of minority shareholders

Our articles of incorporation and Greek company law provide that upon request by shareholders representing 5% of our paid-up share capital, (a) the Board of Directors is obliged to convene an extraordinary general meeting of shareholders within 30 days of the request; (b) the chairman of the general meeting is obliged to allow one postponement of the adoption of resolutions by general meeting, provided an adjourned meeting is convened within 30 days to reconsider the resolutions; (c) the resolution of any matter included on the agenda for the general meeting is adopted by a roll call; (d) the Board of Directors must disclose to the general meeting any

amounts paid to the directors, our senior management or to our employees during the course of the last two years and any agreement concluded between our company and such persons; and (e) the Board of Directors must provide information concerning the affairs of our company useful for the evaluation of the items on the agenda, although the Board of Directors can refuse such a request based on reasonable grounds, which must be recorded in the minutes in accordance with our articles of incorporation and Greek company law.

Shareholders representing 5% of our paid-up share capital have the right to request a competent court to order an investigation of our company if it is believed that actions taken by the Board of Directors have violated applicable law or our articles of incorporation.

Shareholders representing one-third of our paid-up share capital have the right to request a competent court to review our operations, when it is believed that we are not properly managed. Shareholders representing one-third of the paid-up share capital have the right to request the Board of Directors, even if they are represented on the Board of Directors, to provide them with information on the conduct of our business. The Board is obliged to provide such information, although it can refuse such a request on reasonable grounds, which must be recorded in the minutes in accordance with law and our articles of incorporation.

6.13 Representation of Minority Shareholders at the Board of Directors

At the Board of Directors there are 2 members that represent the minority shareholders according to the Greek company law.

According to the articles of incorporation of the company, in case there are not any minority shareholders, the Board of Directors consists of 8 members, including the CEO, who are elected from the General Meeting of the shareholders, 2 members that represent the employees of the company and one member that is indicated by the Economic and Social Committee (O.K.E.) and come from organizations relevant to the activities of the company.

After the listing of our shares in the ATHEX, in case that a representative of minority at the Board of Directors is necessary, the minority shareholders are invited by the BoD to a special meeting at the headquarters of the company, with exclusive issue the election of minority shareholders members of the BoD.

According to the articles of incorporation of the company every shareholder that is present and legally votes has the right to propose and vote only one consultant, without regard to the number of shares that he owns. The first or the first two with the most votes are elected.

For the calling of this special meeting the articles of incorporation of the company are in order with the Greek company law; for any decisions the usual quorum and majority is necessary according to the Greek company law.

PUBLIC POWER CORPORATION S.A.